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EXHIBIT 99.1

Notice of Meeting, Invitation to Shareholders and Management Proxy Circular,
dated March 1, 2017

SUNCOR ENERGY INC.

MANAGEMENT PROXY CIRCULAR

Notice of 2017 Annual General Meeting
To be held on April 27, 2017

CONTENTS

1	Invitation to Shareholders

2	About this Management Proxy Circular

3	Voting and Proxies: Questions and Answers

6	Business of the Meeting
6	Financial Statements
6	Election of Directors
14	Appointment of Auditors
15	Increase in Common Shares Reserved for Issuance under the Suncor Energy Inc. Stock Option Plan
16	Advisory Vote on Approach to Executive Compensation

17	Board of Directors Compensation

24	Executive Compensation
24	Letter to Shareholders
27	Compensation Discussion and Analysis
53	Compensation Disclosure of Named Executive Officers
59	Termination Agreements and Change of Control Arrangements

61	Indebtedness of Directors, Executive Officers and Senior Officers

61	Summary of Incentive Plans

66	Claw Back Policy

66	Directors' and Officers' Insurance

66	Advance Notice By-Law

67	Corporate Governance

67	Additional Information

68	Advisories

A-1	Schedule A: Directors' Outstanding Option-Based Awards

B-1	Schedule B: Named Executive Officers' Outstanding Option-Based Awards and Grant Date Fair Values for Share-Based Awards

C-1	Schedule C: Corporate Governance Summary

D-1	Schedule D: Position Description for Independent Board Chair

E-1	Schedule E: Director Independence Policy and Criteria

F-1	Schedule F: Board Terms of Reference

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual general meeting of shareholders of Suncor Energy Inc. (the "Corporation") will be held on April 27, 2017, at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time ("MDT").

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2016 together with the auditors' report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 25,000,000 common shares;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 5 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on April 25, 2017 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

Shareholders registered at the close of business on March 7, 2017 will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Senior Vice President, General Counsel and Corporate Secretary
March 1, 2017

Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the board of directors (the "Board"), management and employees of Suncor Energy Inc. (the "Corporation"), we invite you to attend our annual general meeting of shareholders on April 27, 2017, to be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time.

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Suncor Energy Inc. and accompanying management proxy circular. The contents of this management proxy circular have been approved by the Board.

Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance during 2016 and provide an outlook on priorities for 2017 and beyond. You will also have an opportunity to ask questions and to meet the directors and executives.

Many of our public documents, including our 2016 Annual Report, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about the Corporation, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, including the speeches of senior executives, you can use the 'Email Alerts' subscribe feature on the Corporation's web site. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

James W. Simpson Chair of the Board	Steven W. Williams President and Chief Executive Officer

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    1

ABOUT THIS MANAGEMENT PROXY CIRCULAR

You are invited to attend the annual general meeting of shareholders of Suncor Energy Inc. to be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on April 27, 2017, at 10:30 a.m. Mountain Daylight Time ("MDT") for the purposes indicated in the Notice of Annual General Meeting.

Suncor's management proxy circular includes important information regarding the matters to be acted upon at the annual general meeting, and our compensation practices for and compensation of the board of directors of Suncor (the "Board" or "Board of Directors") and Suncor's Named Executive Officers (as defined on page 27) for the year ended December 31, 2016.

This management proxy circular is dated March 1, 2017, and all information contained in this management proxy circular is given as of such date, unless stated otherwise.

In this management proxy circular, references to "Suncor", the "Corporation", the "company", "our" or "we" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

 Forward-Looking Information and Risks
This management proxy circular contains forward-looking information based on Suncor's current plans, expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor's Annual Information Form for the year ended December 31, 2016 (the "AIF"), Suncor's Management's Discussion and Analysis for the year ended December 31, 2016 (the "MD&A"), and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the "Advisories" section of this management proxy circular for information on the material risk factors and assumptions underlying our forward-looking information.
The company's financial and operational performance is potentially affected by a number of factors, including but not limited to, the factors described in the "Advisories" section of this management proxy circular.
 Non-GAAP Financial Measures
Certain financial measures in this management proxy circular – namely operating earnings, funds from operations ("FFO") and Oil Sands operations cash operating costs – are not prescribed by generally accepted accounting principles ("GAAP"). Refer to the "Advisories" section of this management proxy circular. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. FFO was previously referred to as cash flow from operations with the calculation being unchanged from prior years.
 Measurement Conversions
Suncor converts certain natural gas volumes to barrels of oil equivalent ("boe") on the basis of one barrel ("bbl") for every six thousand cubic feet ("mcf") of natural gas. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value. In this management proxy circular, references to "mbbls/d" mean thousands of barrels per day and "mboe/d" mean thousands of barrels of oil equivalent per day.
 Website References
Information contained in or otherwise accessible through Suncor's web site and other web sites, though referenced herein, does not form part of this management proxy circular and is not incorporated by reference into this management proxy circular by reference.

2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management proxy circular is furnished in connection with the solicitation by or on behalf of management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid for such forwarding services.

Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented.

To be valid, proxy forms must be dated, completed, signed and deposited with our transfer agent, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. MDT on April 25, 2017 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you are a holder of Suncor common shares as of the close of business on March 7, 2017, the record date for the meeting. Subject to certain restrictions required by the Petro-Canada Public Participation Act (as described in the AIF under the heading "Description of Capital Structure – Petro-Canada Public Participation Act") which section is incorporated by reference herein, each Suncor common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters to be considered at the meeting. The list of registered shareholders maintained by Suncor will be available for inspection after March 7, 2017, during usual business hours at the offices of Computershare, 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting;

•
the resolution to approve an amendment to the Suncor Energy Inc. Stock Option Plan (the "SOP") to increase the number of common shares reserved for issuance thereunder by 25,000,000 common shares; and

•
the advisory resolution on the Corporation's approach to executive compensation disclosed in this management proxy circular.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the management nominees named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies will be done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    3

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by completing your proxy form through any of the methods described above.

If your shares are not registered in your name but are held by a nominee, please see below.

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee should have provided you with a package of information respecting the meeting, including either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted or withheld from voting as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of the director nominees set out in this management proxy circular;

•
FOR the re-appointment of PricewaterhouseCoopers LLP as auditors;

•
FOR the amendment to the SOP to increase the number of common shares reserved for issuance thereunder by 25,000,000 common shares; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q.  Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A.  Yes you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form or voting instruction form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned or postponed; or

(b)
the chair of the meeting prior to the start of the meeting.

4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

If you are a non-registered shareholder, contact your nominee.

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.  How many common shares are outstanding?

A.  As of February 24, 2017, there were 1,668,994,047 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 24, 2017, there was no person who, to the knowledge of our directors and executive officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.

Q.  How will meeting materials be delivered?

A.  We are using notice and access to deliver this management proxy circular to both our registered and non-registered shareholders. This means that Suncor will post the management proxy circular on line for our shareholders to access electronically. You will receive a package in the mail with a notice (the "Notice") outlining the matters to be addressed at the meeting and explaining how to access and review the circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered shareholders at Suncor's expense.

Notice and access is an environmentally friendly and cost effective way to distribute the management proxy circular because it reduces printing, paper and postage.

Q.  How can I request a paper copy of the management proxy circular?

A.  Both registered and non-registered shareholders can request a paper copy of the management proxy circular for up to one year from the date it is filed on SEDAR (www.sedar.com). The management proxy circular will be sent to you at no charge. If you would like to receive a paper copy of the management proxy circular, please follow the instructions provided in the Notice. If you request a paper copy of the management proxy circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Suncor will provide paper copies of the management proxy circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.

If you have any questions about notice and access, you can call our Investor Relations line at 1-800-558-9071.

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q.  What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or visit www.computershare.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. MDT on April 27, 2017. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2018 annual meeting to our Corporate Secretary. To be included in our 2018 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by December 1, 2017.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    5

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2016 and the report of the auditors thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2016 Annual Report. Copies of the 2016 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the meeting. The full text of the 2016 Annual Report is available on Suncor's web site at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Election of Directors

Number of Directors. Suncor's articles stipulate there shall be not more than 15 nor fewer than eight directors. The Board is currently composed of 11 non-employee directors, including James W. Simpson, our Board chair, and one member of management, Steven W. Williams, our President and Chief Executive Officer ("CEO").

After almost 13 years of service to Suncor, Mr. Simpson, our current Board chair, will be retiring from the Board this year and will not stand for re-election. Mr. Simpson has served as our Board chair since 2014 and Suncor has benefitted greatly from Mr. Simpson's unwavering commitment and sound business judgment as well as his focus on good governance and sustainability. Mr. Simpson brought a strong spirit of collaboration, discipline and integrity to Board discussions and the Board and management would like to thank Mr. Simpson for his significant contributions to the company. Mr. Simpson's retirement will take effect at the conclusion of the annual general meeting when Michael M. Wilson, a current member of the Board, will become Board chair.

In accordance with our by-laws, the Board has determined that 11 directors will be elected at the meeting. Following the annual general meeting, and assuming that all proposed nominees for director are elected as contemplated in this management proxy circular, the Board will be composed of 10 non-employee directors and Mr. Williams. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of the nominees whose names appear on pages 7 to 12. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors. The Board has adopted a policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting. A news release will be issued promptly by Suncor announcing the Board's determination, including, if applicable, the reasons for rejecting the resignation. Absent exceptional circumstances, the Board shall accept the resignation which will be effective upon such acceptance. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

6   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

The Persons Nominated for Election as Directors Are*:

Patricia M. Bedient 63

Sammamish, Washington, USA

Director from February 24, 2016 to present(5)

Independent

Patricia Bedient retired as executive vice president of Weyerhaeuser Company ("Weyerhaeuser"), one of the world's largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as chief financial officer. Prior thereto, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group and Park Hotels & Resorts Inc. and also serves on the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Suncor Board and Board Committees(8)	Meeting Attendance

Board of Directors	4 of 4	100%

Audit	5 of 5	100%

Environment, Health, Safety and Sustainable Development	3 of 3	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Alaska Air Group

2016	99.78%	Park Hotels & Resorts Inc.

2015	N/A

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2016	Nil	13 607	13 607	597 347	N/A	0.7x

2015	Nil	N/A	Nil	Nil

Mel E. Benson 68

Calgary, Alberta, Canada

Director from April 19, 2000 to present

Independent

Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations/corporate negotiations. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Aboriginal Business Hall of Fame and received the lifetime achievement award.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Environment, Health, Safety and Sustainable Development	4 of 4	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	None

2016	97.21%

2015	96.73%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(6)	Meets Target	Current Status

2016	17 548	89 034	106 582	4 678 950	Yes	5.8x

2015	17 548	80 532	98 080	3 503 418

2014	17 548	72 143	89 691	3 309 598

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    7

Jacynthe Côté 58

Candiac, Québec, Canada

Director from February 3, 2015 to present(5)

Independent

Jacynthe Côté was president and chief executive officer of Rio Tinto Alcan, a metals and mining company, from February 2009 until June 2014 and she continued to serve in an advisory role until her retirement on September 1, 2014. Prior to 2009, she served as president and chief executive officer of Rio Tinto Alcan's Primary Metal business group, following Rio Tinto's acquisition of Alcan Inc. in October 2007. Ms. Côté joined Alcan Inc. in 1988 and she served in a variety of progressively senior leadership roles during her career, including positions in human resources, environment, health and safety, business planning and development and production/managerial positions in Québec and England. Ms. Côté is a director of Finning International Inc., the Royal Bank of Canada and TransContinental Inc. She also serves as a member of the advisory board of the Montreal Neurological Institute and of the board of directors of École des Hautes Études Commereciales Montréal. Ms. Côté has a bachelor's degree in chemistry from Laval University.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Audit	7 of 7	100%

Environment, Health, Safety and Sustainable Development	4 of 4	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Finning International Inc.

2016	99.60%	Royal Bank of Canada

2015	99.76%	TransContinental Inc.

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2016	Nil	23 202	23 202	1 018 568	Yes	1.3x

2015	Nil	14 210	14 210	507 581

2014	Nil	N/A	Nil	Nil

Dominic D'Alessandro 70

Toronto, Ontario, Canada

Director from November 12, 2009 to present

Independent

Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is a FCA, and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Audit	7 of 7	100%

Governance (Chair)	6 of 6	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	CGI Group Inc.

2016	99.58%

2015	99.31%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2016	10 000	71 872	81 872	3 594 181	Yes	4.5x

2015	10 000	61 167	71 167	2 542 085

2014	10 000	50 701	60 701	2 239 867

8   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

John D. Gass 64

Palm Coast, Florida, USA

Director from February 3, 2014 to present

Independent

John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Co. and Weatherford International plc. He is also on the board of visitors for the Vanderbilt School of Engineering and is a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Suncor Board and Board Committees(8)	Meeting Attendance

Board of Directors	7 of 8	88%

Environment, Health, Safety and Sustainable Development	2 of 2	100%

Governance	3 of 3	100%

Human Resources and Compensation (Chair)	5 of 5	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Southwestern Energy Co.

2016	98.08%	Weatherford International plc

2015	97.68%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2016	6 698	28 483	35 181	1 544 446	Yes	1.9x

2015	6 698	20 500	27 198	971 513

2014	6 698	12 670	19 368	714 679

John R. Huff 70

Houston, Texas, USA

Director from January 30, 1998 to present

Independent

John Huff has served as chairman of the board of directors of Oceaneering International, Inc. ("Oceaneering") since 1990 and served as its chief executive officer from 1986 to 2006. Prior to joining Oceaneering, he served as chairman, president and chief executive officer of Western Oceanic, Inc. from 1972 to 1986. Mr. Huff is also a director of Hi-Crush Partners LP and serves on the boards of trustees of Baylor College of Medicine and the Georgia Tech Foundation. Mr. Huff is a member of the National Academy of Engineering, a past member of the National Petroleum Council and a past director of the National Ocean Industries Association and the International Association of Drilling Contractors, and served on the U.S. Department of Transportation's National Offshore Safety Advisory Committee. Mr. Huff attended Rice University and received a bachelor's degree in civil engineering from the Georgia Institute of Technology, as well as attended the Harvard Business School's Program for Management Development. Mr. Huff is a registered professional engineer in the state of Texas and a member of The Explorers Club.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Environment, Health, Safety and Sustainable Development	4 of 4	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Hi-Crush Partners LP

2016	97.20%	Oceaneering International, Inc.

2015	96.75%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(6)	Meets Target	Current Status

2016	30 019	135 978	165 997	7 287 268	Yes	9.1x

2015	30 019	123 618	153 637	5 487 914

2014	43 256	111 424	154 680	5 707 692

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    9

Maureen McCaw 62

Edmonton, Alberta, Canada

Director from April 27, 2004 to present(7)

Independent

Maureen McCaw was most recently executive vice-president of Leger Marketing (Alberta) and formerly president of Criterion Research, a company she founded in 1986. Ms. McCaw is chair of the Edmonton International Airport and CBC Pension Fund Plan board of trustees and is a director of the Canadian Broadcasting Corporation. She also serves on a number of other boards and advisory committees, including the Institute of Corporate Directors, the Nature Conservancy of Canada and MacEwan University, Faculty of Business, as well as being past chair of the Edmonton Chamber of Commerce. Ms. McCaw completed Columbia Business School's executive program in financial accounting and has an ICD.d.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Audit	7 of 7	100%

Governance	6 of 6	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	None

2016	99.21%

2015	99.14%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2016	5 774	74 245	80 019	3 512 834	Yes	4.4x

2015	5 574	64 898	70 472	2 517 260

2014	5 419	57 001	62 420	2 303 298

Michael W. O'Brien 72

Canmore, Alberta, Canada

Director from April 26, 2002 to present

Independent

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is a director and chair of the Audit Committee of Shaw Communications Inc. In addition, he is past chair of the board of trustees for the Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change. He has previously served on the boards of Terasen Inc., Primewest Energy Inc. and CRA International.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Audit (Chair)	7 of 7	100%

Governance	6 of 6	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Shaw Communications Inc.

2016	98.88%

2015	98.90%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(6)	Meets Target	Current Status

2016	11 308	81 504	92 812	4 074 447	Yes	5.1x

2015	11 308	73 234	84 542	3 019 840

2014	11 308	65 075	76 383	2 818 533

10   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Eira M. Thomas 48

West Vancouver, British Columbia, Canada

Director from April 27, 2006 to present

Independent

Eira Thomas is a Canadian geologist with over 20 years of experience, including her previous roles as chief executive officer and director of Kaminak Gold Corporation, a mineral exploration company, vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Currently, Ms. Thomas is a director of Lucara Diamond Corp.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 8	88%

Environment, Health, Safety and Sustainable Development (Chair)	4 of 4	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Lucara Diamond Corp.

2016	95.16%

2015	97.08%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(6)	Meets Target	Current Status

2016	4 000	77 144	81 144	3 562 222	Yes	4.5x

2015	4 000	67 756	71 756	2 563 124

2014	4 000	59 770	63 770	2 353 113

Steven W. Williams 61

Calgary, Alberta, Canada

Director from December 1, 2011 to present

Non-independent Management

Steve Williams is president and chief executive officer of Suncor. Steve's career with Suncor began in May 2002 when he was appointed executive vice president, corporate development and chief financial officer. He has also served as executive vice president, oil sands and chief operating officer. Steve has more than 39 years of international energy industry experience, including 18 years at Esso/Exxon. Steve holds a Bachelor of Science degree (Hons.) in chemical engineering from Exeter University and is a fellow of the Institution of Chemical Engineers. He is a graduate of the business economics program at Oxford University as well as the advanced management program at Harvard Business School. Steve has been named to the board of directors of the new Alcoa Corporation. He is a board member of the Business Council of Canada, a member of the Institute of Directors and a member of the McKinsey & Company Canada Advisory Council. He is one of 12 founding CEOs of Canada's Oil Sands Innovation Alliance ("COSIA") and is a member of the advisory board of Canada's Ecofiscal Commission. Steve also serves as vice-chair of the Alberta Premier's Advisory Committee on the Economy. He is active in the community in the support of not-for-profit organizations including serving as co-chair of Indspire's "Building Brighter Futures" campaign. Steve attended the COP21 sessions as an official member of the Government of Canada delegation. In November 2015, he was chosen as the Canadian CEO of the Year by the Globe and Mail, Report on Business Magazine and in July 2016, was named one of Alberta's 50 most influential people (Alberta Venture Magazine). In January 2017, he was named CEO of the Year by Alberta Oil Magazine.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	8 of 8	100%

Annual General Meeting Voting Results		Other Public Company Boards

Year	Votes in Favour	Alcoa Corporation

2016	99.74%

2015	99.67%

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)(6)	Meets Target	Current Status

2016	404 810	43 957	448 767	19 700 873	Yes	2.4x

2015	398 249	42 605	440 854	15 747 302

2014	391 803	41 258	433 061	15 979 951

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    11

Michael M. Wilson 65

Bragg Creek, Alberta, Canada

Director from February 3, 2014 to present

Independent

Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, which is headquartered in Calgary, a position he held from 2003 until his retirement in 2013. He previously served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada, Celestica Inc. and Finning International Inc. He is also the vice chair of the Calgary Prostate Cancer Centre.

Suncor Board and Board Committees(8)	Meeting Attendance

Board of Directors	8 of 8	100%

Audit	3 of 3	100%

Governance	6 of 6	100%

Human Resources and Compensation	2 of 2	100%

Annual General Meeting Voting Results		Other Public Company Boards(9)

Year	Votes in Favour	Air Canada

2016	99.48%	Celestica Inc.

2015	99.77%	Finning International Inc.

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(4)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs	Shares and DSUs ($)(3)	Meets Target	Current Status

2016	10 000	31 717	41 717	1 831 376	Yes	2.3x

2015	10 000	22 587	32 587	1 164 008

2014	10 000	13 566	23 566	869 585

*
Michael Creel was unable to join Suncor's Board of Directors effective January 1, 2017 as planned for personal reasons.

(1)
Reflects the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31 of the year reported. Subsequent to December 31, 2016, Mr. Williams acquired 711 common shares through Suncor's employee savings plan and Mr. D'Alessandro acquired an additional 30,000 common shares. As at February 24, 2017, there had been no other changes to the share ownership of the directors from December 31, 2016.

(2)
Reflects deferred share units ("DSUs") granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the "DSU Plan") and the closed Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCCDSU Plan"). See "Board of Directors Compensation – Equity Based Compensation" and "Summary of Incentive Plans – Closed Plans".

(3)
Reflects the number of Suncor common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the "TSX") of a Suncor common share on December 31 of the year reported (December 31, 2016 ($43.90), December 31, 2015 ($35.72) and December 31, 2014 ($36.90)).

(4)
Current status reflects the multiple of the share ownership target met by the director as at December 31, 2016. See "Board of Directors Compensation – Structure – Building Equity Ownership" for non-employee directors and "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" for Mr. Williams. Ms. Bedient has five years from the date she joined the Board on February 24, 2016 to attain the required share ownership level.

(5)
Ms. Bedient was appointed to the Board effective February 24, 2016. Accordingly, information as to annual general meeting voting results for 2015, DSU holdings as at December 31, 2015 and share ownership target as at December 31, 2016 is not applicable to her. Ms. Côté was appointed to the Board effective February 3, 2015. Accordingly, information as to DSU holdings as at December 31, 2014 is not applicable to her.

(6)
Messrs. Benson, Huff and O'Brien and Ms. Thomas also held stock options as at December 31, 2016 as set forth in Schedule A. All such stock options were granted prior to December 31, 2008, as Suncor discontinued grants effective January 1, 2009 for non-employee directors. Mr. Williams also holds stock options that were granted to him in his capacity as an executive officer of Suncor, as set forth in Schedule B.

(7)
Ms. McCaw served on the Petro-Canada Board of Directors from April 27, 2004 to July 31, 2009.

(8)
Ms. Bedient became a member of the Audit Committee and Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee upon her appointment to the Board on February 24, 2016. In April 2016, Mr. Gass stepped down as a member of the EHS&SD Committee and became a member of the Governance Committee, and Mr. Wilson stepped down as a member of the Audit Committee and became a member of the Human Resources and Compensation Committee ("HR&CC").

(9)
Mr. Wilson has informed Suncor that he will not be standing for reelection as a director of Finning International Inc. at its annual general meeting to be held on May 10, 2017.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions. No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while

12   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Benson, a current and proposed director of Suncor, who was a director of Winalta Inc. ("Winalta") when it obtained an order on April 26, 2010 from the Alberta Court of Queen's Bench providing for creditor protection under the Companies' Creditors Arrangement Act (Canada). A plan of arrangement for Winalta received court confirmation later that year, and Mr. Benson ceased to be a director of Winalta in May of 2013.

No proposed director has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    13

Appointment of Auditors

Management and the Board propose that PricewaterhouseCoopers LLP be re-appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years. Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP.

Fees paid and payable to PricewaterhouseCoopers LLP for the years ended December 31, 2015 and 2016 are detailed below.

($ thousands)	2016	2015

Audit Fees	5 758	5 886

Audit-Related Fees	415	483

Tax Fees	15	15

All Other Fees	25	25

Total	6 213	6 409

The nature of each category of fees is as follows:

Audit Fees. Audit Fees were paid, or are payable, for professional services rendered by the auditors for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-Related Fees were paid for professional services rendered by the auditors for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attest services not required by statute or regulation.

Tax Fees. Tax Fees for corporate tax filings and tax planning were paid in a foreign jurisdiction where Suncor has limited activity.

All Other Fees. All Other Fees were subscriptions to auditor-provided and supported tools.

All services described beside the captions "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act. Further details respecting our auditors is provided in our AIF under the heading "Audit Committee Information".

14   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Increase in Common Shares Reserved for Issuance under the Suncor Energy Inc. Stock Option Plan

As part of the merger with Petro-Canada, effective August 1, 2009, Suncor adopted the SOP, which provides for the grant of options to purchase Suncor common shares, as well as the grant of Stock Appreciation Rights ("SARs"). For further details relating to the SOP, see "Summary of Incentive Plans – Suncor Energy Stock Option Plan".

The purpose of the SOP is to align the interests of the officers, employees and, if designated by the Board, certain other persons providing services on an ongoing basis to Suncor and its subsidiaries with the profitability, growth and future success of Suncor by providing eligible plan participants with the opportunity to acquire an ownership interest in Suncor. The Board believes that the granting of options is an important part of Suncor's overall compensation program. As a long-term incentive, it also serves to ensure Suncor delivers market competitive compensation to plan participants and supports attracting and retaining talented employees.

The Board of Directors has approved, subject to shareholder approval, an amendment to increase the total number of common shares reserved for issuance under the SOP by 25,000,000.

The purpose of the additional reservation is to ensure that a sufficient number of common shares remain reserved for issuance under the SOP to enable the Corporation to continue its current practice of granting options to eligible plan participants as a component of Suncor's long-term incentive program. The long-term incentive program, consisting of options and performance share units at the executive level and options and restricted share units at the senior manager level, aligns eligible participants' interests with shareholders by rewarding them for increases in Suncor's share price and for shareholder returns that exceed those of our peers.

Shareholders are being requested to approve an increase in the number of common shares reserved for issuance under the SOP by 25,000,000. The following table sets forth the number of common shares which are subject to awards granted under the SOP and would be available for future awards under the SOP, both before and after the proposed amendment, as of February 24, 2017.

	Common Shares Subject to Outstanding Awards	Common Shares Available for Future Award Grants	Maximum Common Shares Subject to and Available to Award Grants

Currently Approved	34 766 991	3 834 239	38 601 230

Proposed Increase	N/A	25 000 000	25 000 000

Total	34 766 991	28 834 239	63 601 230

Percentage of Outstanding Common Shares	2.1%	1.7%	3.8%

If the proposed increase is not approved, the SOP would have 3,834,239 common shares reserved for future option grants and, once this remaining reserve is used, Suncor would no longer be permitted to grant options under the SOP. This would limit Suncor's ability to continue its current practice of granting options to eligible plan participants as a component of the long-term incentive program and would require Suncor to provide an alternate form of long-term incentive compensation. This additional reservation has been conditionally approved by the TSX and must be approved by a majority of votes cast by shareholders at the meeting. Accordingly, at the meeting, shareholders will be asked to consider and, if deemed fit, to approve, by a simple majority of votes cast at the meeting, the following resolution:

"RESOLVED as an ordinary resolution of Suncor Energy Inc. (the "Corporation") that:

  1.
  The number of common shares of the Corporation reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan be and is hereby increased by an additional 25,000,000 common shares; and

  2.
  Any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution."

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    15

Advisory Vote on Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.

We hope you will carefully review the "Letter to Shareholders" beginning on page 24 and our "Compensation Discussion and Analysis" beginning on page 27 before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the HR&CC c/o the Corporate Secretary, Suncor Energy Inc., P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2017 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has received strong support from shareholders with an average of 93.1% of votes "for", including 91.6% of the votes cast in favour in 2016.

16   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

BOARD OF DIRECTORS COMPENSATION

Philosophy and Approach

Philosophy. Compensation of non-employee directors is intended to:

•
deliver an appropriate level of remuneration to enable Suncor to attract highly qualified individuals with the desired competencies, skills and attributes and the capability to meet the demanding responsibilities of Board members; and

•
provide a significant portion in equity (DSUs) to closely align non-employee directors' interests with shareholder interests.

Approach. The Governance Committee reviews Board compensation levels periodically to ensure Suncor's approach to Board compensation is competitive at the median of the Suncor Compensation Peers (as defined below) and takes into account governance and best practice trends.

As part of this review, the Governance Committee engages Willis Towers Watson to benchmark compensation for non-employee directors and the Board chair and provide information on Board compensation governance and best practice trends. This information is used by the Governance Committee in determining the compensation components, mix and pay level for non-employee directors, including the Board chair, that is then recommended to the full Board for approval.

The total compensation structure for non-employee directors for 2016 consisted of annual retainers, meeting fees and an annual equity award provided in the form of DSUs. DSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk. Non-employee directors are required to meet robust share ownership guidelines.

Structure

Suncor's North American energy peers, identified on page 35 (the "Suncor Compensation Peers"), used for benchmarking Suncor's non-employee director and Board chair compensation structure are the same companies used for benchmarking senior executive compensation. Suncor's rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and market capitalization, is also provided on page 35.

The following tables display the compensation structure for 2016 for all non-employee directors, including the Board chair.

Compensation Structure Components for Non-Employee Directors (excluding Board chair)	($)

Retainer and Fees

Annual Retainer(1)	50 000

Annual Committee Chair Retainer:

Audit Committee	25 000

HR&CC	15 000

EHS&SD Committee and Governance Committee	10 000

Annual Committee Member Retainer:

Audit Committee	6 000

EHS&SD Committee, Governance Committee and HR&CC	5 000

Board Meeting Fee and Committee Meeting Fee	1 500

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	217 500

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    17

Compensation Structure for Board chair(5)	($)

Retainer and Fees

Annual Retainer(1)	250 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	280 000

(1)
Annual retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her fees in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer and meeting fees in DSUs until the share ownership guideline level has been met.

(2)
Provides for travel from residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from residence outside continental North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs to be awarded in 2016 was set by the Board at the beginning of 2016 based on a target value for non-employee directors (other than the Board chair) of $217,500 (which equaled 5,880 DSUs) and the Board chair of $280,000 (which equaled 7,570 DSUs). DSUs are awarded in quarterly installments.

(5)
No other compensation was payable to the Board chair for 2016.

Committee Membership. The following table sets forth the current committee members, all of whom are non-employee and independent directors.

Committee Members	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC

Patricia M. Bedient	✓	✓

Mel E. Benson		✓		✓

Jacynthe Côté	✓	✓

Dominic D'Alessandro	✓		Chair

John D. Gass			✓	Chair

John R. Huff		✓		✓

Maureen McCaw	✓		✓

Michael W. O'Brien	Chair		✓

Eira M. Thomas		Chair		✓

Michael M. Wilson			✓	✓

Building Equity Ownership. Share ownership guidelines are one way non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholders. For 2016, share ownership guidelines were $1,400,000 for the Board chair and $800,000 for all other non-employee directors. The level of ownership must be attained by each director within five years of when he or she is first elected or appointed or from the date an increase in the share ownership guidelines is approved. Suncor common shares and DSUs count toward the share ownership guideline.

As at December 31, 2016, all non-employee directors, including the Board chair, have met or are on track to meet the share ownership guidelines.

Share ownership guidelines are reviewed periodically based on survey data.

18   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Total Compensation

Total Compensation Summary. The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2016.

($)

Name(1)	Total Fees Paid	Share-Based Awards(2)	Total Compensation(3)

Patricia M. Bedient	78 083	396 552	474 635

Mel E. Benson(4)	132 250	220 838	353 088

Jacynthe Côté	95 500	220 838	316 338

Dominic D'Alessandro	103 500	220 838	324 338

W. Douglas Ford(5)	39 500	52 508	92 008

John D. Gass	101 500	220 838	322 338

John R. Huff	91 500	220 838	312 338

Maureen McCaw(4)	145 250	220 838	366 088

Michael W. O'Brien	116 000	220 838	336 838

James W. Simpson	250 000	284 332	534 332

Eira M. Thomas	95 000	220 838	315 838

Michael M. Wilson	90 333	220 838	311 171

Total	1 338 416	2 720 934	4 059 350

(1)
Mr. Williams, Suncor's President and CEO, did not receive compensation for serving as a member of the Board. Please refer to page 54 for specifics of the compensation provided to Mr. Williams for the year ended December 31, 2016.

(2)
Share-based awards consist of DSUs which are determined annually and awarded in quarterly installments, and in the case of Ms. Bedient, also include DSUs granted upon joining the Board. Grant date fair market value is calculated based on the share price high and low average for the five trading days immediately preceding the date of the quarterly award ($35.72, $35.22, $35.00 and $44.29, respectively). For Ms. Bedient, the value used for the joining award was $32.86. DSUs cannot be redeemed by non-employee directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(4)
Mr. Benson and Ms. McCaw were appointed to the Canadian Oil Sands Limited ("COS") board of directors on an interim basis in connection with Suncor's acquisition of COS. Shortly after the completion of the transaction, Mr. Benson and Ms. McCaw resigned from the COS board of directors. Mr. Benson's and Ms. McCaw's compensation includes $46,750 paid for serving as a director of COS, comprised of a $39,250 retainer and $7,500 in meeting fees.

(5)
Mr. Ford retired from the Board on April 28, 2016.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    19

Fees Paid. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2016. Fees are paid quarterly.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid(1)	Fees Taken in DSUs	Fees Taken in Cash

Patricia M. Bedient	45 833	8 250	—	7 500	12 000	4 500	78 083	78 083	—

Mel E. Benson(2)	89 250	10 000	—	19 500	13 500	—	132 250	—	132 250

Jacynthe Côté	50 000	11 000	—	12 000	16 500	6 000	95 500	95 500	—

Dominic D'Alessandro	50 000	6 000	10 000	12 000	19 500	6 000	103 500	103 500	—

W. Douglas Ford(3)	16 667	3 333	—	7 500	9 000	3 000	39 500	28 500	11 000

John D. Gass	50 000	5 000	15 000	10 500	15 000	6 000	101 500	50 750	50 750

John R. Huff	50 000	10 000	—	12 000	13 500	6 000	91 500	91 500	—

Maureen McCaw(2)	89 250	11 000	—	19 500	19 500	6 000	145 250	49 250	96 000

Michael W. O'Brien	50 000	5 000	25 000	12 000	19 500	4 500	116 000	—	116 000

James W. Simpson	250 000	—	—	—	—	—	250 000	—	250 000

Eira M. Thomas	50 000	5 000	10 000	10 500	13 500	6 000	95 000	47 500	47 500

Michael M. Wilson	50 000	10 333	—	12 000	16 500	1 500	90 333	90 333	—

Total	841 000	84 916	60 000	135 000	168 000	49 500	1 338 416	634 916	703 500

(1)
Amounts reflect aggregate value of fees paid in cash and/or DSUs.

(2)
Mr. Benson and Ms. McCaw were appointed to the COS board of directors on an interim basis in connection with Suncor's acquisition of COS. Shortly after the completion of the transaction, Mr. Benson and Ms. McCaw resigned from the COS board of directors. Mr. Benson's and Ms. McCaw's compensation includes $46,750 paid for serving as a director of COS, comprised of a $39,250 retainer and $7,500 in meeting fees.

(3)
Mr. Ford retired from the Board on April 28, 2016.

20   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Equity Based Compensation

Annual DSU Grant. Non-employee directors participate in the Suncor Deferred Share Unit Plan (previously defined herein as the "DSU Plan"). When redeemed after leaving the Board, each DSU pays the holder the then current cash equivalent of the market price per share, as calculated in accordance with the DSU Plan.

DSUs are an important component of non-employee director compensation. They provide a stake in Suncor, promote greater alignment between directors and shareholders and are considered to be a preferred form of non-employee director equity compensation under current governance best practice.

Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation. The annual grant of DSUs is generally awarded in equal quarterly installments.

For each new non-employee director, the DSU Plan provides for a joining grant of DSUs equal to the annual grant for the year in which he or she is appointed to the Board. New non-employee directors, including any new Board chair, who join the Board during the year, will receive a pro-rated annual DSU grant based on the date they join the Board.

Each non-employee director, other than Mr. Simpson, the Board chair, Ms. Bedient, who became a member of the Board on February 24, 2016, and Mr. Ford, who retired from the Board on April 28, 2016, received 5,880 DSUs in 2016. The Board chair received 7,570 DSUs. Ms. Bedient received 11,270 DSUs, comprised of a prorated annual grant of 5,390 DSUs and a joining grant of 5,880. Mr. Ford received 1,470 DSUs. In 2016, non-employee directors, including the Board chair, received an aggregate of 73,230 DSUs.

Fees Paid in DSUs. Until share ownership guidelines for non-employee directors are met (see page 18 for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of Suncor common shares that could have been purchased based on the market value on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for Suncor common shares, an additional number of DSUs, equivalent to the number of Suncor common shares that could have been acquired on that date by notional dividend reinvestment based on the market value, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs. DSUs may be redeemed when a non-employee director ceases to hold office, or on a date elected by that director prior to November 30 of the following calendar year. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a Suncor common share, as per the terms of the DSU Plan.

Stock Options. In line with governance best practice, stock option grants to non-employee directors were discontinued effective January 1, 2009. For additional information on any remaining stock options awarded prior to 2009 and held by certain non-employee directors, see Schedule A.

Director Equity Compensation Hedging. Pursuant to Suncor's policies, directors are not permitted to engage in short selling in Suncor common shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor common shares or other securities of Suncor held by the director.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    21

Option-Based and Share-Based Awards. The following table provides information about option-based and share-based awards outstanding for our non-employee directors as at December 31, 2016. For further details, including the exercise price and expiration date, of any option-based award held by non-employee directors as at December 31, 2016, see Schedule A.

	Option-Based Awards(1)		Share-Based Awards

Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised "in-the-money" options(2) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(3) ($)

Patricia M. Bedient	—	—	597 347

Mel E. Benson	8 000	—	3 908 593

Jacynthe Côté	—	—	1 018 568

Dominic D'Alessandro	—	—	3 155 181

W. Douglas Ford(4)	8 000	—	4 530 392

John D. Gass	—	—	1 250 404

John R. Huff	8 000	—	5 969 434

Maureen McCaw	—	—	3 259 356

Michael W. O'Brien	8 000	—	3 578 026

James W. Simpson	—	—	3 088 365

Eira M. Thomas	8 000	—	3 386 622

Michael M. Wilson	—	—	1 392 376

Total	40 000	—	35 134 664

(1)
Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009.
(2)
Value of options reported reflects the "in-the-money" amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2016 ($43.90) and the exercise price of the options) held as at December 31, 2016. There were no unexercised "in-the-money" options held by non-employee directors as of such date.
(3)
Consists of fees taken in DSUs, annual awards of DSUs administered quarterly, and in the case of Ms. Bedient, a joining award of DSUs, all issued under the DSU Plan and the closed PCCDSU Plan. DSUs vest immediately upon grant and are the only share-based awards that are granted to non-employee directors. As a result, all share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Value is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2016 ($43.90).
(4)
Mr. Ford retired from the Board on April 28, 2016 and redeemed his share-based awards in January 2017.

Share-Based Awards – Value Vested or Earned During the Year. The following table provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2016.

Name	Share-based awards – Value vested during the year(1) ($)

Patricia M. Bedient	396 552

Mel E. Benson	220 838

Jacynthe Côté	220 838

Dominic D'Alessandro	220 838

W. Douglas Ford(2)	52 508

John D. Gass	220 838

John R. Huff	220 838

Maureen McCaw	220 838

Michael W. O'Brien	220 838

James W. Simpson	284 332

Eira M. Thomas	220 838

Michael M. Wilson	220 838

Total	2 720 934

(1)
Share-based awards consists of DSUs which are determined annually and awarded in quarterly installments, and in the case of Ms. Bedient, also include DSUs granted upon joining the Board. Grant date fair market value is calculated based on the share price high and low average for the five trading days immediately preceding the date of the quarterly award ($35.72, $35.22, $35.00 and $44.29, respectively). For Ms. Bedient, the value used for the joining award was $32.86. DSUs cannot be redeemed by non-employee directors until they cease to hold office.
(2)
Mr. Ford retired from the Board on April 28, 2016.

22   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Director Value at Risk. The following table provides the aggregate equity holdings of current non-employee directors for the years ended December 31, 2015 and 2016 as well as the net change during 2016 and the total value at risk as at December 31, 2016.

	December 31, 2015			December 31, 2016			Net Change During 2016

Name	Shares	Share- based awards (1)	Options	Shares	Share- based awards (1)	Options	Shares	Share- based awards (2)	Options	Total value at risk (3)(4) ($)

Patricia M. Bedient	—	—	—	—	13 607	—	—	13 607	—	597 347

Mel E. Benson	17 548	80 532	16 000	17 548	89 034	8 000	—	8 502	(8 000)	4 678 950

Jacynthe Côté	—	14 210	—	—	23 202	—	—	8 992	—	1 018 568

Dominic D'Alessandro	10 000	61 167	—	10 000	71 872	—	—	10 705	—	3 594 181

John D. Gass	6 698	20 500	—	6 698	28 483	—	—	7 983	—	1 544 446

John R. Huff	30 019	123 618	16 000	30 019	135 978	8 000	—	12 360	(8 000)	7 287 268

Maureen McCaw	5 574	64 898	—	5 774	74 245	—	200	9 347	—	3 512 834

Michael W. O'Brien	11 308	73 234	16 000	11 308	81 504	8 000	—	8 270	(8 000)	4 074 447

James W. Simpson	4 736	60 766	—	4 736	70 350	—	—	9 584	—	3 296 275

Eira M. Thomas	4 000	67 756	24 000	4 000	77 144	8 000	—	9 388	(16 000)	3 562 222

Michael M. Wilson	10 000	22 587	—	10 000	31 717	—	—	9 130	—	1 831 376

(1)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan.

(2)
Consists of DSUs issued under the DSU Plan.

(3)
Value of shares and DSUs is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2016 ($43.90).

(4)
Value of options reported reflects the "in-the-money" amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2016 ($43.90) and the exercise price of the options) held as at December 31, 2016. There were no unexercised "in-the-money" options held by non-employee directors as of such date.

Looking Ahead to 2017:

At its meeting in November 2016, the Governance Committee determined that no change to target total compensation for non-employee directors or the Board chair would be recommended to the Board for 2017.

In keeping with the trend away from the payment of meeting fees, the Governance Committee also recommended to the Board that effective January 1, 2017, the payment of meeting fees to non-employee directors would be discontinued in favour of increasing the annual retainer by $22,500. This change does not apply to the Board chair, as this position does not receive meeting fees. The Board approved the recommendation of the Governance Committee effective January 1, 2017.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    23

EXECUTIVE COMPENSATION

Letter to Shareholders

To Our Fellow Shareholders:

On behalf of the Human Resources and Compensation Committee ("HR&CC") and the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor"), we're pleased to share with you how we manage senior executive compensation at Suncor and how the company's programs align with short- and long-term performance. The Compensation Discussion & Analysis section that follows this letter includes comprehensive information on our pay-for-performance philosophy, compensation programs, governance practices and the compensation of our Named Executive Officers ("NEOs").

Business Environment. In 2016, the energy industry continued to face a very challenging business environment. This was highlighted by ongoing volatility in crude prices, a "lower for longer" crude price outlook and evolving public policy on climate change. In addition, for Suncor and other operators in the Wood Buffalo Region of Northern Alberta, forest fires in the second quarter of 2016 had a significant impact on operations.

Through this period, Suncor maintained a strong focus on safety, capital discipline, cost management, asset reliability and technology development. In addition, we leveraged our sound balance sheet and financial strength to execute counter-cyclical acquisitions that provide significant production growth and attractive upside. We also entered into agreements to divest non-core assets, most notably entering into participation agreements for the sale of a combined 49% interest in the East Tank Farm Development with the Fort McKay First Nation and the Mikisew Cree First Nation and the sale of our Petro-Canada lubricants business, which closed on February 1, 2017.

Suncor took a leadership position and active role in discussions on evolving public policy on climate change. This includes the President and CEO's role as a member of Canada's Ecofiscal Commission, where he effectively advocated for public policy that promotes both economic prosperity and the health of the environment.

While the forest fire impact on our oil sands operations was considerable, we are very proud of Suncor's leadership in responding, demonstrating the company's strong culture of safety and social responsibility. Suncor shut down its entire oil sands production to focus on the safety of employees and community residents, hosting more than 14,000 guests in its lodges and helping to safely evacuate more than 10,000 people.

When the evacuation order was lifted, the company remobilized thousands of employees and contractors and returned to normal production by the middle of July. It is noteworthy that the entire effort was accomplished with no recordable injuries, nor damage to assets and a safe and rapid return to normal operating rates.

Company Performance. For 2012 through 2016, Suncor has demonstrated strong operational performance and has outperformed most of our North American energy peers, the TSX, and the S&P/TSX Capped Energy Index in total shareholder return ("TSR").

The charts below display Suncor's performance over the 2012 to 2016 period in two key metrics: Suncor's Recordable Injury Frequency ("RIF"), a key safety measure, as compared to available Canadian Association of Petroleum Producers ("CAPP") industry data; and Suncor's TSR for one, two, three and five years.

The TSR measure is compared to the median of our compensation peer group, to the TSX, and to the S&P/TSX Capped Energy Index. We use the TSR for 2012 through 2016 to show performance during Steve Williams' tenure as President and CEO.

24   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Safety is an important value driver for Suncor in support of sustainable development and achieving long-term operational and financial success. Our safety journey has resulted in continuing improvement in RIF over the 2012 – 2016 period, highlighted by a 27% year-over-year improvement in 2016.

Suncor's TSR during the 2012 through the 2016 period outperformed the median TSR of our peers and the S&P/TSX Capped Energy Index over the two, three and five year periods by a significant margin. While Suncor achieved continued strong TSR of almost 27% for 2016, the peer median TSR was higher reflecting a substantial recovery in TSR for peers that have faced a significant drop in share prices over the past few years in comparison to Suncor. Suncor's commitment to shareholder returns is also demonstrated in strong dividend growth over the five year period of 170%.

Compensation Governance. Suncor is a substantial company with global operations and multiple business units. We are the largest energy company by market capitalization in Canada, and the fifth largest in North America at the end of 2016. In order to ensure that executive pay programs are competitive and support attracting and retaining top executive talent, we benchmark pay levels for our senior executive team against a peer group of North American energy companies.

Compensation for senior executives and compensation governance practices and programs are reviewed regularly, with the assistance of external executive compensation consultants, to ensure they align with leading practices and shareholder interests and that compensation is within the competitive range of peer companies.

Senior executive performance is evaluated annually against well-defined goals that support and reinforce Suncor's value drivers. The value drivers include achieving and maintaining safe and reliable operations, environmentally and socially responsible business practices and industry leading shareholder return. We believe success in these areas will drive long-term value for our shareholders.

Our HR&CC reviewed senior executive programs and compensation during the fourth quarter of 2016 and decided to maintain the current total direct compensation structure. We believe the programs and the compensation structure support and reinforce Suncor's vision and business strategy and are strongly aligned with governance best practices.

President and CEO Pay. Over 85% of the President and CEO's 2016 total direct compensation varied with performance and approximately 65% was provided in the form of mid- to long-term incentives, tying a substantial portion of the President and CEO's compensation to relative and absolute share price performance.

In 2016, Mr. Williams' base salary was again held at his 2014 level and his total direct compensation (which includes his actual salary + actual bonus + the grant date fair value of his annual mid- to long-term incentive awards reported in the summary compensation table) was $11.9 million, down approximately 7% from $12.8 million for 2015.

Realizable Long-Term Pay Aligned With Shareholders' Interests. Our equity based and performance contingent mid- to long-term incentive programs are the largest component of total direct compensation and ensure that the value ultimately received by our NEOs is aligned with shareholders. For the 2014 to 2016 period, aggregate realizable total direct compensation of our NEOs was approximately 43% higher than the value reported in the summary compensation table. Over the same period Suncor's TSR was 30.1% and was significantly above the -16.4% median of our peers.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    25

The aggregate realizable value is a snapshot at December 31, 2016 showing both the "in-the-money" value of stock options based on the absolute share price increase from the date of the long-term compensation award and TSR performance relative to peers under the performance share unit plan.

The aggregate realizable value of the mid- and long-term incentive awards for the three year period ending December 31, 2016 was generally in line with Suncor's share price and relative TSR performance over the period, reinforcing Suncor's pay-for-performance philosophy and alignment with shareholder interests.

Looking Ahead. The business environment will continue to be challenging for energy companies in 2017 and we believe that Suncor is well positioned to continue to deliver strong operational performance, capitalize on our competitive differentiators, including our excellent reserves base, integrated business model, approach to sustainable development and financial strength, in order to build value for our shareholders.

Your Board, with the support of the HR&CC, remains committed to ensuring that Suncor's senior executive compensation is aligned with our shareholders' interests and supports Suncor's near-term and longer-term performance and future success.

We welcome shareholder feedback on Suncor's business operations, policies and practices, including executive compensation.

Sincerely,

John D. Gass Chair of the Human Resources & Compensation Committee	James W. Simpson Chair of the Board

26   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

COMPENSATION DISCUSSION AND ANALYSIS

2016 Named Executive Officers

The persons (the "NEOs" or "Named Executive Officers") who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:

STEVEN W. WILLIAMS	S.W. WILLIAMS	PRESIDENT AND CHIEF EXECUTIVE OFFICER

ALISTER COWAN	A. COWAN	EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MARK S. LITTLE	M.S. LITTLE	PRESIDENT, UPSTREAM(1)

MICHAEL R. MACSWEEN	M.R. MACSWEEN	EXECUTIVE VICE PRESIDENT, MAJOR PROJECTS

STEPHEN D.L. REYNISH	S.D.L. REYNISH	EXECUTIVE VICE PRESIDENT, STRATEGY & CORPORATE DEVELOPMENT

(1)
Effective January 1, 2017, Mr. Little was appointed President, Upstream. Prior thereto, he was Executive Vice President, Upstream.

Pay and Performance Overview

Suncor's executive compensation programs are designed to align the interests of our executives with shareholders, rewarding executives for delivering annual and longer term results and building sustainable shareholder value.

Our business is linked to the commodity cycle with significant long-term capital investments. It requires focus on profitable growth, achieved through capital discipline and reliable operations that are conducted in a safe and environmentally and socially responsible way.

The following information is intended to provide a quick overview of some key points regarding pay and performance at Suncor.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    27

Focusing on Performance. We look at performance from a number of important perspectives with the intention of aligning short-term financial and operational metrics with long-term shareholder value creation:

Financial Results	Value Drivers	Leadership	Shareholder Value

Funds from Operations ("FFO")(1)	Safety Sustainability Base Business Growth Workforce & Organizational Performance	Personal performance, which includes the successful execution of operational and capital plans.	Relative total shareholder return ("TSR") through our performance share unit ("PSU") plan ("PSU Plan"). Absolute share price appreciation through stock options.

(1)
FFO is a non-GAAP measure. See the "Advisories" section.

How Total Direct Compensation (TDC) is Delivered.

Component	Performance Orientation	Time Frame

Salary (15-35% of target compensation)	Reflects the market competitive value of the position versus peers. Salary increases reflect performance demonstrated on the job.	Annual review with adjustments as appropriate

Annual Incentive (15-17% of target compensation)	Aligns with financial and operational performance objectives. Reflects a combination of corporate, business unit and personal performance.	Short-term Annual performance

PSUs (25-35% of target compensation)	Rewards relative share price performance. Fully at-risk with a 0% to 200% of target payout	Mid-term Three-year rolling performance cycles

Stock Options (25-35% of target compensation)	Rewards absolute share price performance. Only delivers value if share price appreciates over the grant price.	Long-term Seven-year term Vest over three years

28   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Pay Alignment to Total Shareholder Return. Suncor has a long-standing pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the NEOs' total direct compensation is contingent upon Suncor's financial results, operating results and share price performance. The alignment of our pay programs with performance over short- and mid- to long-term periods is regularly reviewed, to ensure that our short-term actions lead to long-term increases in shareholder value.

In reviewing alignment of our pay programs with performance we look at two different perspectives: pay opportunity and realizable pay.

Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table for total direct compensation in 2014 and 2015 and estimated pay for 2016.
It does not reflect the impact of share price on the ultimate value received through equity awards.	Dynamic numbers that capture total direct compensation reflecting the current value of outstanding equity awards.
The values ultimately received could be quite different than those in the Summary Compensation Table depending on future performance.

The charts below indicate the alignment between Suncor's President and CEO's pay and TSR over the past three years for his pay opportunity and realizable pay relative to the chief executive officers of the Suncor Compensation Peers as identified on page 35.

Suncor's President and CEO's pay opportunity is positioned in the upper right of the first chart below, within the zone of reasonable alignment, indicating the company had strong relative TSR performance that exceeded its relative pay. Only three peers had better TSR performance over the three year period, while five peers had a higher pay opportunity.

When assessing pay outcomes versus performance, realizable pay for Suncor's President and CEO also falls within the zone of reasonable alignment compared to peers, as shown in the second chart below.

(1)
Data used for the Pay Opportunity chart for peer companies is based on information extracted from 2014-2016 public disclosure filings. For peer companies, 2014 and 2015 amounts are actuals. The 2016 pay opportunity amounts reflect actual 2016 salaries where disclosed as compiled by Willis Towers Watson (otherwise salaries are at 2015 amounts, recognizing the prevalence of salary freezes in 2016); 2016 bonuses are estimated based on 2016 salaries multiplied by the actual 2015 bonus payment as a percentage of 2015 salary; and 2016 equity awards are actual amounts from public disclosure for 14 of the 16 peer companies, and for the remaining two peer companies, where actual 2016 equity award data was not available, an estimate was used based on past equity awards.
(2)
Data used for the Realizable Pay chart for peer companies is the same as for Pay Opportunity for base salaries and bonuses; the equity award amounts are based on the equity award data used in the Pay Opportunity analysis with the values for the options equal to the "in-the-money" value based on the December 31, 2016 share price for each peer company. PSU amounts assume target payouts and a December 31, 2016 share price for each peer company.
(3)
TSR ranking based on three-year TSR.

President and CEO Pay Multiple of Median Peer Group Pay. We also look at the pay opportunity for the President and CEO as a multiple of the median pay opportunity of the Suncor Compensation Peers. The 2016 pay for the President and CEO compared to the pay opportunity for our peer group based on current data is at a multiple of 1.4 times the median of the Suncor Compensation Peers, with the majority of the difference in mid- to long-term performance contingent pay. The HR&CC believes there is no excessive pay disparity between Suncor's President and CEO and market pay, given Suncor's size and performance versus peers. The pay multiple is well within the acceptable range based on institutional investor and governance practices.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    29

President and CEO Pay at a Glance. As displayed in the corresponding chart, Mr. Williams' actual 2016 total direct compensation, as indicated in the summary compensation table, is approximately 18% higher than Suncor's total direct compensation structure, which is targeted at the median of the Suncor Compensation Peers. The 2016 actual compensation level reflects Mr. Williams' personal performance for the past year as assessed by the Board and the corporate and business unit results for 2016. For more information on Mr. Williams' performance and compensation in 2016, see pages 44 to 45.

Pay Programs Are Supported By Key Governance Practices. Suncor has implemented and maintains a number of key executive compensation governance practices which we believe are consistent with best practice approaches, support our business objectives and align with shareholder interests.

Key Practices

✓	Our HR&CC is comprised entirely of independent directors

✓	The HR&CC engages an independent executive compensation advisor that does not provide other services to Suncor

✓	Maintain share ownership guidelines including 6 times salary for the President and CEO and 3 times salary for Executive Vice Presidents

✓	Maintain a claw back policy

✓	Conduct a compensation program risk assessment annually

✓	Benchmark senior executive target pay against a relevant North American industry peer group

✓	Have a post-retirement share ownership hold period for the President and CEO

✓	Provide at least fifty percent of mid- to long-term incentive compensation through PSUs

✓	Have no termination payments in excess of 2 times cash pay

✓	Have double trigger change of control provisions for equity awards

✓	Have vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan ("SERP")

✓	Have significant performance contingent pay for the President and CEO with over 85% at risk

✓	Have a robust target setting process

✓	Annual incentive plan ("AIP") and PSU Plan include threshold performance levels and payout caps

✓	Have an AIP deferral program that allows executives to take a portion or all of their annual incentive payment in DSUs

✓	No option re-pricing

✓	No loans are provided to executives

✓	Have a no hedging policy for common shares and other securities held by an executive

✓	No excessive perquisites are provided

30   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Compensation Governance

Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule C to this management proxy circular.

Human Resources & Compensation Committee. Central to the role of the HR&CC is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the HR&CC under its mandate include assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives in these areas include:

•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the President and CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the President and CEO against approved goals and criteria, and recommending to the Board the total compensation for the President and CEO in light of the evaluation of the President and CEO's performance;

•
reviewing the President and CEO's evaluation of the other senior executives' performance and his recommendations for total compensation of these senior executives;

•
reviewing the succession planning process and results for senior executive roles;

•
reviewing NEO and other senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor's compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•
reviewing executive compensation disclosure and recommending it to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized in this section, in 2016.

All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: John D. Gass (chair), Mel E. Benson, John R. Huff, Eira M. Thomas and Michael M. Wilson.

The HR&CC members have experience in top leadership roles (three of five in CEO roles), strong knowledge of the energy industry (three of five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on the HR&CC committee member experience and skills is provided in the inventory of Board member capabilities and competencies on page C-11 of Schedule C to this management proxy circular.

Executive Compensation Consultants. Willis Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. Willis Towers Watson has protocols in place to ensure that they are in a position to provide independent advice. Willis Towers Watson was originally retained in February 2006.

Meridian Compensation Partners ("Meridian") is directly retained by the HR&CC as its independent advisor. Meridian was originally retained by the HR&CC in February 2010.

Willis Towers Watson provides the HR&CC consulting support and information in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting an annual risk assessment of Suncor's compensation policies and programs.

Meridian's role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and Willis Towers Watson. As the HR&CC's independent advisor, Meridian:

•
provides executive compensation advice and perspective to the HR&CC;

•
validates or challenges proposals, recommendations and the decision process followed; and

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    31

•
helps develop proposals and information for the HR&CC as needed.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our executive compensation consultants. During 2016, Willis Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Executive Compensation-Related Fees

Executive compensation-related fees paid by Suncor in 2016 and 2015 to Willis Towers Watson and Meridian are displayed in the table below.

Executive Compensation Consultant	Fees Paid related to 2016 ($)	Fees Paid related to 2015 ($)

Willis Towers Watson	115 167	87 285

Meridian	20 602	22 024

All Other Fees

In addition to the fees disclosed above, Willis Towers Watson assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to Willis Towers Watson for the foregoing services were $860,707 in 2016 and $1,045,754 in 2015, which included all fees payable to Willis Towers Watson by Suncor not included under executive compensation related fees in 2016 and 2015, respectively. Other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2016 and 2015.

The HR&CC pre-approves all material executive compensation-related fees paid to Willis Towers Watson and Meridian. The HR&CC does not pre-approve services provided by Willis Towers Watson that do not relate to executive compensation-related services.

Managing Compensation Risk. Suncor's executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk taking to achieve returns in line with shareholder expectations, Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limit excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.

32   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Oversight Procedures

•     Suncor's strategic plan, as reviewed by the Board, balances investment risk and reward, and assesses company and industry risks in advance to support planning, risk management and decision making.

•     Suncor uses tools including an Enterprise Risk Management System, Operational Excellence Management System and Trading Risk Management Policy to identify and manage risk.

• In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk taking.	• The HR&CC uses a compensation program risk assessment framework in assessing Suncor's compensation policies and programs to determine whether any components could encourage unacceptable or excessive risk taking.

•     The elements of the compensation risk assessment framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics and governance.

• The HR&CC reviews the results of the compensation program risk assessment annually to take into account and consider any significant shifts in Suncor's business strategies or compensation policies and programs. Its review in 2016 confirmed that Suncor's compensation policies and programs do not encourage excessive risk that could have a material adverse effect on Suncor.

Key Risk Mitigating Features

Plan and Program Design

•     Total direct compensation for executives provides a balance between base salary and variable performance contingent compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across annual, mid- and long-term programs to support and balance sustained short-term performance and long-term profitability.

•     For our NEOs, typically 80% or more of their target total direct compensation is variable based on company, business unit and personal performance and the remaining 20% or less is base salary. Of the 80% or more of variable compensation, approximately 80% or more is mid- and long-term focused and approximately 20% or less is short-term focused. The strong weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance.

•     Annual grants of stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•     Our mid-term PSU Plan rewards relative TSR performance over three years versus our PSU peer group of companies, as described on page 62. Annual awards and overlapping three year performance periods deter short-term focused decision making and require sustained performance to achieve a payout.

• For PSU grants, there is no payout if relative TSR performance is in the bottom grouping of companies, a payout cap of 200% of target when relative TSR performance is in the top company grouping of the peer group and a sliding scale of payout levels based on each company grouping in between.	• The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced and diversified mix of performance measures. The measures include both financial and operating performance targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). This design diversifies the risk under any one performance area.

•     AIP targets, results and payouts are stress tested and reviewed by the HR&CC.

•     The funds to provide for annual cash payouts under the AIP are determined based on key corporate measures and a scorecard for each business unit with consistent measurement across areas critical to Suncor's success.

•     A performance threshold for payouts under the AIP is established each year. For 2016, the threshold was based on achievement of a cost reduction target.

• Under the DSU Plan, executives may elect annually to allocate 25% to 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. For the 2016 performance period, four of the NEOs elected to take a portion of their AIP payment in DSUs.

Policies and Guidelines

•     Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and business scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

• Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial share ownership level assists in aligning executive interests with those of shareholders. The share ownership guidelines for NEOs are found on page 36.	• The President and CEO must maintain his share ownership requirement level through the first year following retirement.

• The HR&CC and the Board provide strong oversight of the management of Suncor's compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, and has used the discretion to reduce or increase payouts under certain programs in the past.

Conclusion

Given the oversight procedures and the key risk mitigation features of Suncor's compensation policies and programs described above, the HR&CC does not believe that there are any identified risks arising from the company's compensation policies and practices that are reasonably likely to have a material adverse impact on the company.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    33

Our Approach to Executive Compensation

Pay-for-Performance Philosophy. Suncor maintains a strong pay-for-performance philosophy that is demonstrated in the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied closely to our strategy, performance, talent and risk management business objectives.

A significant portion of the total direct compensation of our senior executives is provided in variable performance contingent pay designed to reward superior business performance and increasing shareholder returns. This approach reinforces our pay philosophy and ensures alignment with shareholder interests. Incentive-based pay is designed to reward successful short-, medium- and long-term performance in key areas. These areas include safety, sustainability, base business, growth and workforce and organizational performance, FFO, TSR performance relative to peers, absolute share price performance and leveraging our integrated strategy, all of which enable results that are important to our shareholders.

Achieving the Right Balance. To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity. Suncor believes it provides the right balance in its overall rewards program to achieve this through "total direct compensation", consisting of salary, annual incentive, mid- and long-term equity-based incentives, and "indirect compensation", consisting of benefits and retirement-related programs. These programs are complemented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace. Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures ($5.986 billion in 2016).

As the largest energy company in Canada and fifth largest in North America by market capitalization at December 31, 2016, size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian energy companies and include U.S. energy companies in our peer group in order to capture a sufficient number of companies of comparable size and complexity.

The peer group used to benchmark compensation levels for Suncor's senior executives in 2016, including the NEOs identified on page 27, is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the HR&CC and include energy sector specific companies, financial and operational comparability, nature and scope of operations and represent a primary market for executive talent.

Our peer group for 2016 is comprised of the 16 North American based energy companies listed below and provides a robust sample to ensure that compensation changes made by a single company do not unduly influence benchmark data. In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our labour market. In the U.S., where there are many more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

34   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

For our NEOs and other senior executives, Suncor's 2016 total direct compensation structure is targeted at the median of the Suncor Compensation Peers, which are identified below. The same peer group is used for benchmarking director compensation.

Canada	U.S.
Canadian Natural Resources Limited (CNQ)	Anadarko Petroleum Corporation (APC)
Cenovus Energy Inc. (CVE)	Apache Corporation (APA)
Enbridge Inc. (ENB)	Chesapeake Energy Corporation (CHK)
Encana Corporation (ECA)	Chevron Corporation (CVX)
Husky Energy Inc. (HSE)	ConocoPhillips (COP)
Imperial Oil Limited (IMO)	Devon Energy Corporation (DVN)
TransCanada Corporation (TRP)	EOG Resources Inc. (EOG)
Hess Corporation (HES)
Marathon Oil Corporation (MRO)

A similar peer group of companies is used in determining the relative TSR performance for our PSU grants as described on page 62. Differences in the two peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

Suncor ranks as one of the largest companies, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets.

The chart below shows Suncor's ranking as compared to the Suncor Compensation Peers.

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2016 and as at September 30, 2016, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2016.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2016. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2016.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    35

Executive Share Ownership Guidelines. Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce this is by requiring executives to have personal holdings in Suncor common shares or share equivalents equal to a multiple of their annual base salary.

The share ownership guidelines for our executives are reviewed periodically to ensure they continue to be market competitive and consistent with good governance practice. These guidelines visibly demonstrate alignment of executives' interests with those of Suncor's shareholders and are supported by market data.

2016 and 2017 Guidelines. The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level.

Only Suncor common shares and DSUs count toward fulfillment of the guidelines; PSUs, restricted share units ("RSUs") and stock options do not. Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level.

The share ownership guidelines for 2016 remain competitive with the Suncor Compensation Peers and no changes have been made for 2017, other than the addition of a share ownership level for the new President, Upstream position.

The following table sets forth the compliance of each NEO with the share ownership guidelines as at December 31, 2016. All NEOs are in compliance with their current share ownership guideline.

Holdings(2)
NEO	Executive Share Ownership Guideline Level	Compliance Date for achieving Guideline Level	Current Requirement at December 31, 2016(1)	Shares	DSUs	Holding Value ($)	Multiple of Annual Salary held in Shares and DSUs

S.W. WILLIAMS	6 × annual salary	December 31, 2020	4 × annual salary	404 810	43 957	19 700 873	14.3 × annual salary

A. COWAN	3 × annual salary	December 31, 2019	N/A	16 873	28 945	2 011 425	3.2 × annual salary

M.S. LITTLE(3)	3 × annual salary	December 31, 2016	N/A	47 004	28 131	3 298 431	5.1 × annual salary

M.R. MACSWEEN	3 × annual salary	December 31, 2017	2 × annual salary	30 264	46 167	3 355 326	6.2 × annual salary

S.D.L. REYNISH	3 × annual salary	December 31, 2017	N/A	12 079	25 733	1 659 942	3.0 × annual salary

(1)
The current requirement level, where indicated, reflects the share ownership level that must be maintained until the compliance date, based on the NEO's position prior to promotion to their current role. The share ownership guideline level for Mr. Williams increased from 5x annual salary to 6x annual salary in 2016. For Mr. Williams, the compliance date for 5x annual salary is December 31, 2017.

(2)
The holdings shown in the foregoing table for Suncor common shares and DSUs are rounded for display purposes.

(3)
With the establishment of the President, Upstream position effective January 1, 2017 and Mr. Little's appointment to this position, his share ownership guideline level increased to 4x annual salary, with a compliance date of December 31, 2021, effective with his appointment.

President and CEO Hold Requirement. The President and CEO must maintain his share ownership level for one year following his retirement, which aligns with current good governance practices and shareholder interests.

Total Direct Compensation Components. Total direct compensation, made up of base salary, an annual incentive and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders.

Incentive or variable performance contingent compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable performance contingent total direct compensation increases with greater levels of responsibility. The following chart outlines the elements of total direct compensation, as well as other compensation and benefit related elements.

36   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

(1)
For the leader of a business unit, the 60% Business Unit component is based one-third on the leader's business unit performance and two-thirds on the weighted average performance of all four business units of Suncor. This reinforces alignment to Suncor's integrated strategy and reflects the important role collaboration plays in delivering sustained company performance. For the President and CEO and executives in corporate functions, the 60% is based on the weighted average performance of all four business units of Suncor. 2016 business units for the purpose of AIP are as follows: Oil Sands & In Situ; Exploration & Production ("E&P"); Downstream; and Major Projects.

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Key LTI Plan Terms. Suncor's business involves strategic investments over long periods of time. With stock options and PSUs as key elements of long-term incentive ("LTI") compensation, NEOs are fully aligned with the economic interests of our shareholders over a medium- and long-term horizon, are significantly leveraged to Suncor's share price performance from an ultimate compensation standpoint and are rewarded based on a balance between relative TSR performance (PSUs) and absolute share price performance (stock options). The following table provides the key LTI plan features for equity awards provided to the NEOs and other executives as part of their competitive compensation.

	Performance Share Units (PSUs)	Stock Options

Term	Three years	Seven years

Description	Share units with a value that mirrors common shares and a performance condition that determines the vesting level (between 0% and 200% of grant)	Options to acquire common shares

Frequency	Granted annually	Granted annually

Performance Condition	TSR performance relative to peers	Value is only realized when the common share price exceeds the exercise price

Vesting	After a three year performance period Vesting level is subject to performance condition achievement and HR&CC approval	1/3 vest each year starting on January 1 of the year following the annual grant and are based on the share price at the time of grant

Payout	Paid out in cash following the end of the three year performance period based on units held, vesting level and market value of a common share	On exercise, acquire common shares at the price determined at the time of grant

Employment Termination(1)	Resignation – share units are cancelled Involuntary Termination – share units are cancelled Retirement – share units are held to end of the performance period and paid out based on vesting level
Resignation – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Involuntary Termination – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Retirement – unvested options vest immediately and all options held may be exercised up to the earlier of three years or expiry

(1)
For NEOs, certain terms and conditions may vary per their employment termination agreement.

Executive Equity Compensation Hedging. Pursuant to Suncor's policies, executives are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an executive.

38   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Compensation of the Named Executive Officers

Compensation Decision-Making. The compensation of the President and CEO and the other NEOs is determined through a structured annual process followed by the HR&CC to ensure continued alignment to our pay-for-performance philosophy.

The chart below illustrates the performance and compensation planning process and includes consideration of market information, governance practices, trends and advice from our executive compensation consultants.

2016 Total Direct Compensation. The 2016 base salary, annual incentive and long-term incentive awards for each NEO are covered in the tables that follow in this section. Information on Suncor's AIP and performance in 2016 is provided on pages 40 to 43. Details on each NEO's performance, and their total direct compensation for 2014 to 2016 are provided on pages 44 to 49.

Base Salary. No salary increases were provided to NEOs in 2016 and annual base salaries were again held at 2014 levels as part of Suncor's cost management focus in a challenging business environment.

	Base Salary 2016 ($)	Increase from 2015 (%)	Base Salary 2015 ($)

S.W. WILLIAMS	1 375 000	0.0	1 375 000

A. COWAN	625 000	0.0	625 000

M.S. LITTLE	650 000	0.0	650 000

M.R. MACSWEEN	540 000	0.0	540 000

S.D.L. REYNISH	550 000	0.0	550 000

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2016 Performance Highlights. Suncor's strong operational performance in 2016, including in the following key areas, supports the above target performance achieved under the AIP.

(1)
Funds from operations and Oil Sands operations cash operating costs are non-GAAP measures. See "Advisories".

Annual Incentive Plan (AIP). Suncor's AIP rewards our NEOs and other AIP participants based on performance achieved versus the measures and targets approved for the Corporate and Business Unit components and the annual goals approved for the Personal component.

The charts to the right display the weight for each of the AIP performance components, and provide a further breakdown of the Business Unit component of AIP showing the guideline weight for each value driver. Awards under the AIP are determined based on the combination of the weighted performance for the components.

The 2016 Corporate component of the AIP is a key corporate-wide financial measure, FFO, which is important to Suncor's financial strength and profitability. Target performance for the FFO component of the AIP is based on the budget price for Brent crude, with the minimum and maximum performance ranges reflecting a price $6 lower and $10 higher than the budget price, respectively.

For the Business Unit component, each business unit scorecard under the AIP has between four and nine standard performance measures (for example, RIF) across the five value driver areas for a total of more than 25 measures across the four business units, along with business unit specific measures in each unit. The overall score for the Business Unit component of the AIP is determined on the combination of performance of each of the four business units and the weighting assigned to each unit.

Performance targets for the measures in each business unit are based on the budget (for example, production target) or on improvement (for example, 10% improvement over the prior three year average). The maximum 200% target for the performance range generally represents a 10% improvement on the best performance over the past three years, while the 0% target of the performance range generally represents performance equal to or better than the lowest result over the past three years (i.e. no payout for poor performance).

Governance of the AIP is comprehensive. Reviews of performance measures, weightings, targets, stretch and results are carried out at the business unit, corporate and HR&CC level.

Information on the performance of the NEOs under the Personal component of the AIP can be found beginning on page 44 and information on the calculation of their 2016 AIP awards can be found on page 43.

40   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Annual Incentive Plan Performance. In 2016, performance on the key corporate measure (FFO) was above target, while business unit results reflected continued improvement in safety and overall strong operating performance.

The following table summarizes the overall 2016 performance results for the Corporate and Business Unit components of the Suncor AIP and the aggregate scores achieved in each Performance Area, including performance highlights.

AIP Component Weight(1)	Overall Score(3)	Performance Area(5)	Key Measures(7)	Performance Highlights	Aggregate Component Score(3)(8)(9)
Corporate Measures (20%)	126(4)	Funds From Operations (FFO)(6) (20%)	FFO(6)	Achieved funds from operations of $6.0 billion vs. an AIP target of $5.5 billion reflecting strong operating performance, an increased share of Syncrude operating earnings and crude prices exceeding the budgeted amounts, partially offset by lower oil production due to the Fort McMurray forest fires	126
		Safety	RIF, Loss of Primary Containment and Other Business Unit Specific Measures	Excellent safety performance across all business units, with three or four units achieving the maximum performance score for the RIF measure	177
		Sustainability	Number of Environmental Regulatory Non-Compliances, Energy Intensity and Other Business Unit Specific Measures	Continued strong overall performance on Sustainability measures, with E&P and Downstream business unit scores well above target; Oil Sands & In Situ overall performance was lower than target due to the forest fires	111
Business Unit(2) (60%)	135	Base Business	Production, Cash Costs, Asset Availability and Other Business Unit Specific Measures	E&P, Downstream and Major Projects business units achieved overall above target performance on most measures, partially offset by lower than target performance in Oil Sands & In Situ production measures due to the forest fires. The Oil Sands & In Situ business unit achieved the maximum score for performance versus the Operating Selling & General ("OS&G") cost target	132
		Growth	Execution of Growth Plan and Projects and Other Business Unit Specific Measures	Very strong performance for the Oil Sands & In Situ business unit on growth projects measure and slightly above target performance for E&P was partially offset by lower than target performance in the Downstream and Major Projects business units	117
		Workforce & Organizational Performance	Business Unit Specific Measures (e.g. training, productivity, employee engagement)	Oil Sands & In Situ business unit scores were well above target. E&P and Major Projects business unit scores were at target and the Downstream business unit was well below target	122

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(1)
Does not include the Personal performance component, which represents the remaining 20% of the AIP.

(2)
2016 business units for the purpose of AIP are as follows: Oil Sands & In Situ; E&P; Downstream; and Major Projects.

(3)
The scoring opportunity for the Corporate Measure and Business Unit components of AIP range from 0 to a maximum of 200, with a score at target of 100.

(4)
For 2016, FFO of $7.4 billion (maximum target) would have had to have been achieved for a maximum score of 200% for the Corporate component of AIP; FFO of $4.2 billion (minimum target) would have resulted in no payout in relation to the Corporate Measure; and FFO results between the minimum and maximum target levels would provide payouts on a sliding scale of between 0% and 200%. The minimum and maximum target levels for the 0% and 200% range reflect a Brent crude oil price at $10 above and $6 below the 100% budget level.

(5)
In 2016, the target weightings for the performance areas in each of the business units were as follows: the Oil Sands & In Situ business unit assigned a 20% target weighting to Safety, 15% to Sustainability, 40% to Base Business, 10% to Growth and 15% to Workforce & Organizational Performance; the E&P business unit assigned a 20% target weighting to Safety, 10% to Sustainability, 40% to Base Business, 15% to Growth and 15% to Workforce & Organizational Performance; the Downstream business unit assigned a 15% target weighting to Safety, 15% to Sustainability, 50% to Base Business, 5% to Growth and 15% to Workforce & Organizational Performance; and the Major Projects business unit assigned a 15% target weighting to Safety, 5% to Sustainability, 40% to Base Business, 30% to Growth and 10% to Workforce & Organizational Performance.

The resulting actual 2016 overall company target weightings for the five Performance Areas within the Business Unit component of AIP in the foregoing table were as follows: 18% for Safety, 13% for Sustainability, 42% for Base Business, 13% for Growth and 14% for Workforce & Organizational Performance.

(6)
FFO is a non-GAAP measure. See the "Advisories" section.

(7)
Certain measures may not be applicable to all business units. For example, Production is not a measure for the Major Projects business unit. In addition, certain business units may have additional specific measures. For example, the Downstream business unit measures include retail pumping costs and shutdown execution and the Oil Sands & In Situ business unit specific measures include a tailing reduction operations measure. Measures provided are for illustrative purposes.

(8)
For 2016, the threshold measure for determining if any payments will be made under the AIP was based on a cost reduction target. This is consistent with 2015 and aligns with Suncor's objective to continue to focus on cost reduction efforts in 2016. For a full payout under the 2016 AIP program to occur, a cost reduction target of $350 million had to be achieved. The 2016 cost reduction program was successful and this target was exceeded.

(9)
The Performance Area scores for the Business Unit component of AIP reflect the aggregate scores achieved across all of the business units. Performance for individual business units will vary from the aggregate scores.

42   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

2016 AIP Awards. The table below displays the calculation of the AIP award for each NEO based on the three AIP components and the final award amounts approved for 2016 performance. The AIP award for Mr. Williams was determined by the HR&CC and approved by the Board. The AIP awards for the other NEOs were determined by Mr. Williams with review by the HR&CC.

The calculations to determine the awards displayed in the tables below are comprised of two steps: first – determine the Overall Performance Factor based on the AIP components, and second – determine the AIP Award Payout.

2016 AIP Awards – Performance Factor

	Corporate Performance [A]			Business Unit Performance [B]			Individual Performance [C]			Overall Performance Factor [F]

Name	Weight × Corporate Factor		Total Factor [A]	Weight × Business Unit Factor(1)		Total Factor [B]	Weight × Individual Factor		Total Factor [C]	[A+B+C]

S.W. WILLIAMS		1.26	0.25		1.35	0.81		2.69	0.54	1.60

A. COWAN		1.26	0.25		1.35	0.81		1.79	0.36	1.42

M.S. LITTLE	20%	1.26	0.25	60%	1.34	0.81	20%	2.54	0.51	1.57

M.R. MACSWEEN		1.26	0.25		1.31	0.79		1.71	0.34	1.38

S.D.L. REYNISH		1.26	0.25		1.35	0.81		1.60	0.32	1.38

2016 AIP Awards – Payout						Payout % vs Target Opportunity

Name	Annualized Base Salary December 31, 2016 [D]	AIP Target [E]	Overall Performance Factor [F]	Calculated AIP Award [D x E x F](2)	Approved AIP Award Payout	Target (100%)	Maximum (220%)	Approved AIP Award as a % of Target

S.W. WILLIAMS	$1 375 000	125%	1.60	$2 750 000	$2 750 000	$1 718 750	$3 781 250	160%

A. COWAN	$625 000	75%	1.42	$664 688	$665 000	$468 750	$1 031 250	142%

M.S. LITTLE	$650 000	75%	1.57	$764 400	$765 000	$487 500	$1 072 500	157%

M.R. MACSWEEN	$540 000	75%	1.38	$559 710	$560 000	$405 000	$891 000	138%

S.D.L. REYNISH	$550 000	75%	1.38	$569 250	$570 000	$412 500	$907 500	138%

(1)
For Messrs. Williams, Cowan and Reynish, the Business Unit factor is based on the weighted average performance of all four business units. For Messrs. Little and MacSween, the Business Unit factor is based on both the performance of the business units they lead and the weighted average of all four business units (see footnote 1 on page 37).

(2)
Small calculation differences are due to rounding of the individual factors.

Long-Term Incentive (LTI). The table below displays the 2016 equity award of stock options and PSUs and the value at grant in February 2016 for each of the NEOs. The equity awards considered: the market target value for the equity awards at the median of the Suncor Compensation Peers; individual performance as determined by the Board in the case of Mr. Williams; individual performance as determined by Mr. Williams in the case of the other NEOs; and the previous year's equity award received by each NEO under the SOP and the PSU Plan.

For more information on Suncor's equity plans, see "Summary of Incentive Plans". For further details on each NEO's 2016 equity award and total compensation for 2016, see the "Summary Compensation Table".

Name	Options	PSUs	Option Value ($)	PSU Value ($)	Total ($)

S.W. WILLIAMS	795 000	135 150	3 657 000	4 082 882	7 739 882

A. COWAN	230 000	39 100	1 058 000	1 181 211	2 239 211

M.S. LITTLE	250 000	42 500	1 150 000	1 283 925	2 433 925

M.R. MACSWEEN	240 000	40 800	1 104 000	1 232 568	2 336 568

S.D.L. REYNISH	230 000	39 100	1 058 000	1 181 211	2 239 211

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    43

2016 Performance

Steven W. Williams, President and CEO

Steve Williams, Suncor's President and CEO, successfully led the company in addressing challenges and taking advantage of opportunities in the 2016 business environment. His unwavering focus on capital discipline ensured Suncor maintained a strong balance sheet and was well-positioned to weather the challenging oil price environment. By ensuring Suncor's financial strength, Suncor returned value to shareholders and made strategic investments to grow the company. Suncor successfully responded to the forest fires in the Fort McMurray region, safely shutting down and restarting operations, as well as housing and transporting over 10,000 community members in the region. In evaluating Mr. Williams' performance in 2016, the Board recognized Mr. Williams' leadership and drive to ensure Suncor's ongoing success and its ability to return value to shareholders.

2016 Key Performance Results

•
Financial results:  Mr. Williams effectively guided Suncor as it leveraged its strong balance sheet to make key strategic decisions. The company exercised capital and cost discipline to absorb the impacts of the downturn while maintaining the ability to return value to shareholders and pursue select growth opportunities. Financial performance included cash flow provided by operating activities of $5.7 billion, FFO(1) of $6.0 billion and dividends of approximately $1.9 billion despite the impact of the forest fires. Oil Sands operations cash operating costs(1) decreased by $1.35/bbl for the year in comparison to 2015 to $26.50 per barrel, a 5% improvement year over year.

•
Operational performance:  Through Mr. Williams' leadership, Suncor achieved overall total average production of 622.8 mboe/d compared to 577.8 mboe/d in 2015, despite Suncor's operations being shut in due to the forest fires. Syncrude meanwhile demonstrated sharp performance improvement in the second half of the year. Suncor also recorded strong environmental performance, reducing environmental regulatory non-compliance and environmental reportable releases.

•
Safety performance:  Suncor demonstrated continued improvement in personal safety, including a better than target RIF metric of 0.33. Mr. Williams maintained focus on reducing the risk of a serious injury and fatality through a disciplined focus on process.

•
Cost management:  Mr. Williams led Suncor in delivering on its commitment to capital discipline, including reducing OS&G costs. With his leadership, the company achieved $850 million in savings vs. the prior year, significantly above its $500 to $800 million target.

•
Profitable growth:  The President and CEO successfully led the implementation of counter-cyclical transactions which have been recognized by investors for adding value, including the acquisition of increased working interests in Syncrude, and a participating interest in the non-operated Rosebank future development project.

•
Technology:  Mr. Williams has ensured Suncor's technology and innovation strategies are aimed at environmental and economic performance improvements and reducing costs. Two examples of the types of technology under development are oil sands extraction technologies and tailings technology enhancements. He has strongly encouraged and promoted Suncor's collaborative efforts with COSIA and Evok Innovations, an initiative which aims to bring together British Columbia's cleantech industry and Alberta's oil and gas sector to advance new technologies directed at environmental and economic improvements.

•
Fort Hills:  Suncor continues to advance the Fort Hills project under Mr. Williams' leadership. Construction and readiness for operations at Fort Hills are progressing, with the project continuing to achieve major milestones. The Fort Hills project was more than 76% complete at the end of 2016, with first oil anticipated in late 2017.

•
Leadership with industry, government and stakeholders:  Mr. Williams continued efforts to build Suncor's reputation. There was widespread recognition of the company's response during the forest fires, which included intense collaborations with federal, provincial and municipal governments. Mr. Williams has also been recognized for his efforts to promote progressive environmental and economic policy through Canada's Ecofiscal Commission, as well as enhance the oil sands' reputation nationally and abroad.

•
These achievements led to Mr. Williams being named CEO of the Year by Alberta Oil Magazine.

(1)
FFO and Oil Sands operations cash operating costs are non-GAAP measure. See the "Advisories" section.

44   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

2016 Total Direct Compensation (TDC)

Mr. Williams did not receive a base salary increase in 2016.

The AIP award of $2,750,000 represents 160% of his target opportunity and is based on Suncor's and Mr. Williams' performance.

Mr. Williams' long term incentive grant value was $7,739,882, in the form of stock options and PSUs, as indicated in the chart to the right. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Value of Long Term
Incentives (2014-2016)

Equity Plan	LTI Pay Opportunity	LTI Realizable Value

Options	$11 559 000	$18 206 550

PSUs	$13 706 382	$24 077 135

TOTAL	$25 265 382	$42 283 685

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    45

Alister Cowan, Executive Vice President and Chief Financial Officer

Mr. Cowan was appointed Executive Vice President and Chief Financial Officer in July 2014. He is responsible for directing Suncor's financial operations, including controllers, investor relations, treasury, tax, internal audit and enterprise risk management. His efforts are focused on ensuring that Suncor has the financial strength necessary to execute the company's strategic plans.

2016 Key Performance Results

•
Developed and executed financing and debt management strategies for a $6 billion capital program as well as strategic acquisitions. Key initiatives included the acquisition of COS, a $2.8 billion (net) common share equity offering, the early repayment of certain long-term debt acquired as part of the COS acquisition and the issuance of $1.0 billion of medium term notes.

•
Continued to drive capital discipline, cost management strategies and profitable growth across the company, resulting in further operating cost reductions in the year of $850 million.

•
Played an integral role in significant acquisition and divestment activity during the year with the acquisitions of COS and Murphy Oil Company Ltd.'s ("Murphy") interest in Syncrude, and anticipated proceeds of divestments agreed to in 2016 of approximately $2 billion.

•
Made significant progress in resolving tax disputes, particularly the successful resolution of a $1.3 billion tax dispute with the Canada Revenue Agency.

•
Played a significant role in enhancing Suncor's profile and relationships with the investment community, meeting with a wide range of key company stakeholders and actively participating in conference calls, presentations and meetings with a wide range of investors and analysts.

•
Continued to enhance the leadership and performance capabilities of the Finance team, as well as driving efficiencies and reducing costs through targeted organizational restructuring.

2016 Total Direct Compensation (TDC)

Mr. Cowan did not receive a base salary increase in 2016. The AIP award of $665,000 represents 142% of his target opportunity and is based on Suncor's and Mr. Cowan's performance.

Mr. Cowan's long term incentive grant value was $2,239,211, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Value of Long Term
Incentives (2014-2016)

Equity Plan	LTI Pay Opportunity	LTI Realizable Value

Options	$3 542 624	$4 336 220

PSUs	$4 457 525	$7 125 650

RSUs	$399 986	$441 165

DSUs	$399 983	$439 383

TOTAL	$8 800 118	$12 342 417

46   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Mark S. Little, President, Upstream

Mr. Little was appointed Executive Vice President, Oil Sands in 2011 and became Executive Vice President, Upstream in 2014. On January 1, 2017, Mr. Little was named President, Upstream. He is responsible for all current and future operated and non-operated production, including Oil Sands, In Situ, Fort Hills operations and E&P.

2016 Key Performance Results

•
Under strong leadership from Mr. Little, the business completed an emergency shutdown of oil sands producing assets, a safe and full evacuation and remobilization of the workforce, and a restart of the assets in response to the forest fires around Fort McMurray while in the midst of a major upgrader turnaround. This was accomplished with no recordable injuries, nor damage to assets and a safe and rapid return to normal operating rates. This set the stage for record safety and environmental performance for the Oil Sands business.
•
Despite forest fires impacting production for approximately six weeks, total upstream production was a record 622.8 mboe/d.
•
Mr. Little continued his strong focus on cost management in 2016. Compared to 2015, sustaining capital expenditures were down 25% and Oil Sands operations cash operating costs(1) were reduced by $775 million overall, a decrease of approximately 5% to $26.50 on a per barrel basis. This paved the way for significant cash generation and enabled Suncor to make counter-cyclical investments.
•
Mr. Little played an important role in acquiring a majority ownership in Syncrude – and was subsequently named chairman of its Board of Directors – and in acquiring a 30 percent participating interest in the Rosebank future development project. He also continued to spend significant effort advancing current growth projects and strategic technologies, as well as defining future growth opportunities.
•
Mr. Little also played a critical leadership role in the signing of participation agreements with two First Nations for the purchase of interests in Suncor's East Tank Farm Development, an unprecedented investment in scope and scale for First Nations, Suncor and industry.

(1)
Oil Sands operations cash operating costs is a non-GAAP measure. See the "Advisories" section.

2016 Total Direct Compensation (TDC)

Mr. Little did not receive a base salary increase in 2016.

The AIP award of $765,000 represents 157% of his target opportunity and is based on Suncor's and Mr. Little's performance.

Mr. Little's long term incentive grant value was $2,433,925, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Value of Long Term
Incentives (2014-2016)

Equity Plan	LTI Pay Opportunity	LTI Realizable Value

Options	$4 039 600	$6 123 100

PSUs	$4 809 825	$8 602 354

TOTAL	$8 849 425	$14 725 454

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    47

Michael R. MacSween, Executive Vice President, Major Projects

Mr. MacSween was appointed Executive Vice President, Major Projects in early 2012. Mr. MacSween leads the safe and cost-effective engineering, procurement and construction activities for Suncor's growth projects in the upstream, downstream and renewable energy portfolios.

2016 Key Performance Results

•
Led the Major Projects team in advancing Suncor's growth strategy by delivering approximately $5.3 billion (gross) of projects in 2016.

•
Ensured that, despite impacts from the forest fires around Fort McMurray, construction of Fort Hills and all associated mid-stream infrastructure continued without any critical safety or environmental incidents.

•
Significant progress on the Fort Hills project was enabled by the successful execution of a global off-site fabrication and modularization program that delivered 1,000 domestic and overseas modules, vessels, large equipment and buildings, and more than 30,000 standard loads to the project site in 2016. Shipments were received through a variety of modes, including ship, rail and truck.

•
Continued to champion a safety culture in the business unit. Safety performance in the Major Projects business unit in 2016 was exceptional, as the unit achieved record results in RIF performance, despite peak construction activity at the Fort Hills site. Inclusive safety programs initiated with Fort Hills' contractor leadership also resulted in the reduction of high potential near-miss incidents.

•
Ensured significant realized savings were achieved in the execution of Suncor's in situ well pad program. $168 million in realized savings were achieved against project budgets, with $64 million forecasted on the remaining scope of the program.

•
Mr. MacSween also continues to be actively engaged in the community. He remains on the Board of Directors of Go Productivity (formerly Productivity Alberta), serves as chair of the Canadian Welding Bureau, and was a cabinet member for a fourth year with the Calgary United Way.

2016 Total Direct Compensation (TDC)

Mr. MacSween did not receive a base salary increase in 2016.

The AIP award of $560,000 represents 138% of his target opportunity and is based on Suncor's and Mr. MacSween's performance.

Mr. MacSween's long term incentive grant value was $2,336,568, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Value of Long Term
Incentives (2014-2016)

Equity Plan	LTI Pay Opportunity	LTI Realizable Value

Options	$3 639 600	$5 593 200

PSUs	$4 307 968	$7 402 979

TOTAL	$7 947 568	$12 996 179

48   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Stephen D.L. Reynish, Executive Vice President, Strategy & Corporate Development

Mr. Reynish was appointed Executive Vice-President, Strategy & Corporate Development in January 2014. His primary roles are to develop and communicate the optimal development strategy for the Corporation and to exercise executive management over Suncor's supply chain and purchasing function. His responsibilities include the development of long range business plans, acquisitions and divestment initiatives, and the oversight of other large-scale commercial activities. He continues to represent Suncor's interests in operated (Fort Hills) and non-operated oil sands projects.

2016 Key Performance Results

•
Ensured Suncor successfully closed the unsolicited all share acquisition of COS, which is expected to provide value creation for the company over many years, as well as played a lead role in the acquisition of Murphy's interest in Syncrude, and the sale of the company's Petro-Canada lubricants business.
•
Ensured Suncor maintained a strong focus on capital discipline and delivered value for shareholders by playing a lead role in the capital project review process that manages capital allocations throughout the company.
•
Leading the supply chain function, achieved further sustainable reductions in operating and overhead costs to improve Suncor's competitiveness. This contribution included the establishment of a regional materials control centre to reduce cost through reduced inventory levels and streamlined transportation logistics. Corporate wide OS&G costs were reduced by approximately 9% or $850 million during 2016. Contract re-negotiation and management initiatives continued in 2016 and will remain ongoing through 2017.
•
Provided oversight of material and manpower logistics movements to the operating sites including the unprecedented evacuation of people and pets from the region during the Fort McMurray forest fires, and the accommodation of local residents in the region's work camps.
•
Mr. Reynish continued to work to ensure company-wide understanding of corporate strategy, joint venture structures and projects, as well as associated commercial opportunities and risks through a series of presentations in various areas and levels throughout Suncor.

2016 Total Direct Compensation (TDC)

Mr. Reynish did not receive a base salary increase in 2016.

The AIP award of $570,000 represents 138% of his target opportunity and is based on Suncor's and Mr. Reynish's performance.

Mr. Reynish's long term incentive grant value was $2,239,211, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Value of Long Term
Incentives (2014-2016)

Equity Plan	LTI Pay Opportunity	LTI Realizable Value

Options	$3 493 400	$5 381 300

PSUs	$4 139 911	$7 185 730

RSUs	$271 600	$329 732

DSUs	$261 432	$345 482

TOTAL	$8 166 343	$13 242 244

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    49

Looking Ahead to 2017:

The HR&CC did not make any changes to the 2016 executive compensation structure for 2017, other than adding the new President, Upstream level effective January 1, 2017.

A small base salary increase budget was approved for executives in 2017. The budget is targeted to executives who demonstrate strong performance and are positioned low in their salary range.

On February 8, 2017, the Board approved a grant of options and PSUs to the NEOs effective February 20, 2017, as displayed in the table below, under the terms of the SOP and the PSU Plan. The exercise price of these options is $42.03.

Name	Options	PSUs

S.W. WILLIAMS	755 000	120 800

A. COWAN	220 000	35 200

M.S. LITTLE	265 000	42 400

M.R. MACSWEEN	215 000	34 400

S.D.L. REYNISH	215 000	34 400

Executive Compensation Alignment with Shareholder Value

In an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth and ensuring returns to shareholders. Suncor's common shares were valued at $43.90 on the TSX at December 31, 2016, an increase of approximately 23% over the year before. From 2011 to 2016, Suncor's share price increased by approximately 49%. The following performance graph shows Suncor's cumulative TSR for the past five years. The graph also shows the total direct compensation of our NEOs (as reflected in the Summary Compensation Table on page 54) over this period. The total direct compensation of the NEOs has been generally consistent with TSR, as a substantial portion of NEO total direct compensation is linked to Suncor's share price and therefore is aligned with shareholders.

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2011 in each of Suncor common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Capped Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

50   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

NEO Realizable Pay. The pay opportunity and realizable pay for total direct compensation for the NEOs over the period from 2014 to 2016 are shown in the chart below. For this three year period, the realizable pay value, which is a snapshot at December 31, 2016, for total direct compensation for the NEOs was approximately 43% higher than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the Realizable Pay – Total Direct Compensation chart below. The higher realizable pay value for total direct compensation for the NEOs is generally consistent with the trend of total return on investment indicated for Suncor in the TSR performance graph provided above.

Suncor's strong operational performance during the three year period resulted in above target payouts under the AIP component of total direct compensation.

At December 31, 2016, the value of annual mid- to long-term incentive awards granted between 2014 and 2016 was approximately 62% higher than the value reported in the summary compensation table, as determined in accordance with the methodology described in the footnotes for the Realizable Pay – Total Direct Compensation chart below.

The realizable value of the annual mid- to long-term incentive awards demonstrates the pay-for-performance design of Suncor's programs that reward TSR performance achieved relative to peer companies under the PSU Plan and Suncor's absolute share price performance over the applicable three year period.

(1)
Mr. Cowan commenced employment with Suncor on July 21, 2014.

(2)
The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the Aggregate 3 Year Total, a sum of the pay opportunity reported for 2014 to 2016. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's management proxy circulars for the particular year reported.

(3)
The Realizable Pay bars in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the Aggregate 3 Year Total, a sum of the realizable pay reported for 2014 to 2016. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2016; (ii) the "in-the-money" value (as at December 31, 2016) of options that were granted in that particular year and that had not been exercised as at December 31, 2016; (iii) value attributed to PSUs that were granted in that particular year and that had vested as at December 31, 2016; (iv) value (as at December 31, 2016) attributed to PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2016; (v) value attributed to DSUs where applicable that were granted in that particular year, which vested immediately, valued at December 31, 2016; and (vi) value (as at December 31, 2016) attributed to RSUs where applicable that were granted in that particular year and that have not matured as at December 31, 2016.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    51

Cost of Management. The following table includes the aggregate total direct compensation for all NEOs compared to Suncor's FFO for the years ended, and market capitalization as at, December 31, 2016 and 2015.

	2016	2015

Total direct compensation of all NEOs(1)	$26.0	$29.9

Total direct compensation as a percentage (%) of FFO(2) for the year ended December 31	0.43%	0.44%

Total direct compensation as a percentage (%) of Suncor's Market Capitalization at December 31	0.04%	0.06%

(1)
Values reported in millions. Total direct compensation includes salary and annual incentives earned during the particular year reported and the grant date fair value of annual mid- to long-term incentive awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's 2016 management proxy circular and in this management proxy circular for the particular year reported.

(2)
FFO is a non-GAAP measure and was previously referred to as cash flow from operations. See the "Advisories" section.

President and CEO Look Back. The HR&CC follows good governance practice in annually reviewing a broader analysis of the total compensation earned and accruing to the President and CEO since his appointment and relating it to the TSR during the same period.

In its recent review, the HR&CC compared the total accrued compensation earned by the President and CEO since his appointment in 2012 up to December 31, 2016 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index over the same period, and found it to be reasonable.

52   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS

Aggregate Equity Holdings. The following table provides the aggregate equity holdings of the NEOs for the years ended December 31, 2015 and 2016, indicating the net change during 2016 and the total value at risk as at December 31, 2016.

	December 31, 2015					December 31, 2016

Name	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)

S.W. WILLIAMS	398 249	42 605	269 537	2 481 000	—	404 810	43 957	267 217	3 228 000	—

A. COWAN	10 748	17 828	83 369	362 800	9 742	16 873	28 945	85 065	592 800	10 049

M.S. LITTLE	43 014	21 205	98 972	818 000	—	47 004	28 131	88 572	1 025 000	—

M.R. MACSWEEN	25 416	34 899	85 732	633 400	—	30 264	46 167	86 818	831 400	—

S.D.L. REYNISH	9 420	15 547	82 635	452 934	7 281	12 079	25 733	81 870	585 000	7 511

	Net change during 2016

Name	Shares	DSUs(1)	PSUs(1)	Options	RSUs(1)

S.W. WILLIAMS	6 561	1 352	(2 320)	747 000	—

A. COWAN	6 125	11 118	1 696	230 000	307

M.S. LITTLE	3 990	6 926	(10 400)	207 000	—

M.R. MACSWEEN	4 848	11 269	1 086	198 000	—

S.D.L. REYNISH	2 659	10 185	(765)	132 066	230

	Value at Risk

Name	Value of Shares(4) ($)	Value of DSUs(4) ($)	Value of PSUs(4) ($)	Value of Options(5) ($)	Value of RSUs(4) ($)	Total Value at Risk ($)	Multiple of Salary (#)

S.W. WILLIAMS	17 771 159	1 929 714	11 730 832	29 437 930	—	60 869 635	44.3

A. COWAN	740 725	1 270 701	3 734 343	4 336 220	441 165	10 523 154	16.8

M.S. LITTLE	2 063 476	1 234 956	3 888 311	9 030 700	—	16 217 443	24.9

M.R. MACSWEEN	1 328 590	2 026 736	3 811 327	7 245 012	—	14 411 665	26.7

S.D.L. REYNISH	530 268	1 129 674	3 594 078	5 381 300	329 732	10 965 052	19.9

(1)
DSUs, PSUs and RSUs include dividend reinvestment. DSUs, PSUs and RSUs are rounded for display purposes.

(2)
NEOs may elect to receive a portion of their AIP award in DSUs in lieu of cash.

(3)
Excludes PSU grants that vested December 31, 2015, in the case of values reported for 2015, and PSU grants that vested December 31, 2016, in the case of values reported for 2016.

(4)
Share-Based Awards are calculated based on the actual units, including the fractional units, as at December 31, 2016. The value of shares and share-based awards are calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90). PSUs are projected at a 100% payout.

(5)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2016. The "in-the-money" amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90) and the exercise price of the option.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    53

Summary Compensation Table. The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2016, 2015 and 2014.

Name and Principal		Salary	Share- Based Awards(1)	Option- Based Awards(2)	Non-equity incentive plan compensation ($)		Pension Value(4)	All Other Compensation(5)	Total Compensation
Position	Year	($)	($)	($)	Annual(3)	Long-Term	($)	($)	($)

S.W. WILLIAMS	2016	1 375 000	4 082 882	3 657 000	2 750 000	—	(545 100)	162 561	11 482 343

President and Chief	2015	1 375 000	4 668 000	4 008 000	2 760 000	—	(771 300)	160 795	12 200 495

Executive Officer	2014	1 361 731	4 955 500	3 894 000	2 055 000	—	(37 500)	161 205	12 389 936

A. COWAN	2016	625 000	1 181 211	1 058 000	665 000	—	585 300	46 875	4 161 386

Executive Vice President	2015	625 000	1 633 800	1 402 800	675 000	—	602 500	169 766	5 108 866

and Chief Financial	2014	274 038	2 442 483	1 081 824	300 000	—	217 800	300 000	4 616 145
Officer(6)

M.S. LITTLE	2016	650 000	1 283 925	1 150 000	765 000	—	600 900	48 750	4 498 575

President,	2015	650 000	1 633 800	1 402 800	800 000	—	543 100	49 070	5 078 770

Upstream	2014	642 923	1 892 100	1 486 800	575 000	—	701 300	50 145	5 348 268

M.R. MACSWEEN	2016	540 000	1 232 568	1 104 000	560 000	—	453 700	29 700	3 919 968

Executive Vice President,	2015	540 000	1 633 800	1 402 800	650 000	—	467 800	29 700	4 724 100

Major Projects	2014	534 692	1 441 600	1 132 800	600 000	—	594 600	29 971	4 333 663

S.D.L. REYNISH	2016	550 000	1 181 211	1 058 000	570 000	—	552 000	41 514	3 952 725

Executive Vice President,	2015	550 000	1 517 100	1 302 600	620 000	—	515 500	37 506	4 542 706

Strategy & Corporate	2014	545 577	1 974 632	1 132 800	550 000	—	517 000	36 276	4 756 285
Development(7)

(1)
For share-based awards, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. For PSUs and RSUs, the grant price was calculated as the average of the high and low common share prices on the five trading days preceding the grant date. For DSUs, the grant price was calculated as the average of the high and low common share prices on the trading day preceding the grant date. For the grant prices of share-based awards granted to the NEOs, see Schedule B.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The fair value of the 2016 option award was $4.60. The fair value was calculated using the following assumptions: common share weighted average price of $30.26, expected life of 4.5 years, volatility of 27.9%, risk free rate of 0.55% and dividend yield of 3.79%. For information on the 2015 and 2014 options, refer to the Summary Compensation Table in Suncor's 2016 and 2015 management proxy circulars, respectively.

(3)
Consists solely of awards earned under Suncor's AIP. Awards earned and included under AIP for 2016 performance were paid in 2017. Similarly, awards earned and included for 2015 and 2014 were paid in the year following the year in which they were earned.

(4)
The Pension Value reflects the compensatory change as disclosed in the tables under the "Defined Benefits Plans" and the "Defined Contribution Plans" sections on page 58.

(5)
For all of the NEOs, All Other Compensation for 2016 includes actual costs incurred by Suncor related to company contributions to the Suncor savings plan which provides up to 7.5% of basic earnings on a matching basis on behalf of the individual. For Mr. Williams, the value also includes the aggregate total of annual flexible perquisites allowance of $50,000 which is a taxable benefit that is paid in two installments semi-annually and gross ups for taxes associated with flights on the corporate jet of approximately $8,000. With the exception of Mr. Williams, the aggregate amount of annual perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total annual salary for each NEO for the 2016 financial year and are not included in the All Other Compensation value.

(6)
Mr. Cowan was appointed Executive Vice President and Chief Financial Officer effective July 21, 2014. At that time he received a one-time DSU grant and a one-time RSU grant.

(7)
Mr. Reynish was awarded a one-time RSU grant in recognition of his role as interim Chief Financial Officer in 2014 while he was also Executive Vice President, Strategy & Corporate Development. In 2014, Mr. Reynish also received the second of two DSU grants as part of his compensation on hire in 2012.

54   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Share-Based Awards and Option-Based Awards. The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2016. For further details, including the exercise price and expiration date, of each option-based award held by the NEOs as at December 31, 2016, see Schedule B.

	Option-Based Awards		Share-Based Awards

Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised "in-the-money" options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)

S.W. WILLIAMS	3 228 000	29 437 930	267 217	11 730 832	14 276 017

A. COWAN	592 800	4 336 220	95 114	4 175 508	4 662 007

M.S. LITTLE	1 025 000	9 030 700	88 572	3 888 311	5 948 999

M.R. MACSWEEN	831 400	7 245 012	86 818	3 811 327	5 618 388

S.D.L. REYNISH	585 000	5 381 300	89 381	3 923 810	4 721 326

(1)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2016. The "in-the-money" amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90) and the exercise price of the option.

(2)
Includes PSUs granted under the PSU Plan which were held by the NEOs as at December 31, 2016. Excludes PSUs issued in 2014 that vested December 31, 2016. In the case of Messrs. Cowan and Reynish, also includes RSUs granted under the Restricted Share Unit Plan (the "RSU Plan") which were held as at December 31, 2016. The total number of PSUs and RSUs, if applicable, are rounded for display purposes.

(3)
Value of PSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See "Summary of Incentive Plans – Performance Share Unit Plan" for details. Value of RSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90).

(4)
Share-based awards include DSUs granted under the DSU Plan which were held by the NEOs as at December 31, 2016. DSUs cannot be redeemed until an NEO ceases to be an employee. Value of DSUs calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90). This amount also includes PSUs issued in 2014 under the PSU Plan that vested on December 31, 2016 and paid out in February 2017. The value of these PSUs is based on actual payout.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    55

Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based awards on the vesting date, the value of share-based awards that vested during the year ended December 31, 2016, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016, for the NEOs.

Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)

S.W. WILLIAMS	412 934	12 346 303	2 750 000

A. COWAN	—	3 728 806	665 000

M.S. LITTLE	135 834	4 914 043	765 000

M.R. MACSWEEN	108 666	3 916 652	560 000

S.D.L. REYNISH	—	3 901 652	570 000

(1)
For Messrs. Williams, Little, MacSween and Reynish, one-third of each of the options that were granted under the SOP in 2013, 2014 and 2015 vested in 2016. For Mr. Cowan, one-third of the options that were granted under the SOP in 2014 and 2015 vested in 2016.

(2)
This amount includes PSUs issued in 2014 under the PSU Plan that vested on December 31, 2016 and paid out in February 2017. Values reflected are based on actual payout.

(3)
For Messrs. Cowan, Little, MacSween and Reynish, this amount represents DSUs issued in lieu of a cash award for all or part of their 2015 AIP, which were granted in 2016. Value of DSUs calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP delivered in February 2017, for recognition of performance in 2016.

Option Exercises – Value Realized During the Year. The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2016 for the NEOs.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)

S.W. WILLIAMS	—	—

A. COWAN	—	—

M.S. LITTLE	43 000	372 491

M.R. MACSWEEN	30 000	339 268

S.D.L. REYNISH	97 934	967 565

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the Suncor common shares on the TSX at time of exercise.

56   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including Messrs. Williams, Cowan, Little, MacSween and Reynish. Retirement income is based on a defined contribution account balance, or depending upon the employees' eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. All of the NEOs participate in the combination provision of the plan.

In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC. Nine persons who are currently members of Suncor senior executive management were participants in the SERP as at December 31, 2016.

The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive's total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the NEOs are members of the SERP. Additional details of the SERP follow.

•
Executive employment commences at the date of entry into the SERP.

•
The SERP pension is based on the executive's remuneration multiplied by a combined accrual rate of 5% per year of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned after the executive completes 25 years of service. The total pension is limited to 70% of the executive's remuneration, as described below.

•
Executive remuneration is an annualized amount of average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Target bonus cannot exceed 80% of base salary for senior executives and 100% for the CEO.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12th of 1% for each month that the executive retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is, for married executives, joint and survivor, with 50% to the non-member surviving spouse; and for single executives, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    57

Defined Benefit Plans. The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor's pension arrangements.

		Annual Benefits Payable(2)

Name	Number of years credited service(1)	As at December 31, 2016 ($)	At age 65 ($)	Defined Benefit Obligation as at January 1, 2016(3) ($)	Compensatory change(4) ($)	Non- compensatory change(5) ($)	Defined Benefit Obligation as at December 31, 2016(3) ($)

S.W. WILLIAMS	15	1 368 876	1 368 457	20 880 810	(546 935)	1 022 204	21 356 079

A. COWAN	2	131 824	543 560	904 748	583 465	240 903	1 729 116

M.S. LITTLE	8	458 247	563 506	5 893 483	599 065	555 148	7 047 696

M.R. MACSWEEN	21	408 074	628 415	5 062 006	451 865	439 393	5 953 263

S.D.L. REYNISH	5	236 908	476 606	2 626 860	550 165	542 072	3 719 097

(1)
For Mr. MacSween, credited service reflects executive employment of six years plus 15 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits and before any applicable early retirement reduction that would be received by the NEO based on actual pensionable service to the stated date and actual executive remuneration as at December 31, 2016.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 24 in Suncor's consolidated financial statements for the year ended December 31, 2016. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2016 related to the annual service cost, compensation changes higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as, but not limited to, interest on the obligation, changes in assumptions for future salary projections and changes to the discount rate.

Defined Contribution Plans. Under the combination provision of the Suncor Energy Pension Plan, applicable to all of the NEOs, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis. All contributions to the defined contribution accounts are subject to maximum levels.

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his or her contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

The following table summarizes the defined contributions accounts of each of the NEOs.

Name	Accumulated value as at January 1, 2016 ($)	Compensatory ($)	Accumulated value as at December 31, 2016 ($)

S.W. WILLIAMS	30 262	1 835	32 803

A. COWAN	18 323	1 835	21 064

M.S. LITTLE	32 505	1 835	36 416

M.R. MACSWEEN	190 136	1 835	209 302

S.D.L. REYNISH	38 012	1 835	41 977

58   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

TERMINATION AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

Termination Agreements

Suncor has employment termination agreements with each of the NEOs.

NEOs are compensated based on their remuneration, in the event of termination of employment ("Termination Event") by Suncor, other than for just cause, and by the individual within 120 days following a constructive dismissal event.

Notice Period Provisions. For the NEOs, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided (i) for base salary and annual incentive during the notice period, (ii) for SOP options which, but for the Termination Event, would have become exercisable during the notice period unless the NEO is eligible for retirement, in which case, under the terms of the SOP, unvested options would vest immediately and the option term would be reduced to the earlier of three years or expiry, and (iii) for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination unless the NEO is eligible for retirement, in which case the PSUs and RSUs would be held until the end of the performance or maturity period (in the case of RSUs) and paid per the terms of the PSU and RSU plans, and for Mr. Cowan that are pro-rated for the period he was employed during the performance or maturity period. The NEOs receive credited service under the SERP for the notice period.

Double Trigger Provisions and Change of Control. Suncor's termination agreements with the NEOs are "double trigger", and as such provide for payments based only upon involuntary termination or constructive dismissal on a change of control.

Under the SOP, the PSU Plan and the RSU Plan, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Governance. The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor's senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC's review of governance trends and market practices, amendments may be made to agreement terms for new participants.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    59

Termination and Change of Control Benefits

The table below shows the incremental amounts to which the NEOs would be entitled under the circumstance of a termination and/or change of control on December 31, 2016.

Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive(3)(4) ($)	Pension(5) ($)	Total Payout ($)

S.W. WILLIAMS

Resignation(6)	—	—	14 324 547	—	14 324 547

Retirement	—	—	14 324 547	—	14 324 547

Termination (Without Cause)	2 750 000	3 437 500	14 324 547	73 747	20 585 794

Change of Control(7)	2 750 000	3 437 500	14 324 547	73 747	20 585 794

Change of Control(8)	—	—	14 324 547	—	14 324 547

A. COWAN

Resignation	—	—	—	—	—

Retirement(9)	—	—	—	—	—

Termination (Without Cause)	1 250 000	937 500	2 844 973	289 221	5 321 694

Change of Control(7)	1 250 000	937 500	7 665 099	2 568 329	12 420 928

Change of Control(8)	—	—	—	1 272 323	1 272 323

M.S. LITTLE

Resignation	—	—	—	—	—

Retirement(9)	—	—	—	—	—

Termination (Without Cause)	1 300 000	975 000	10 360 362	2 000 951	14 636 314

Change of Control(7)	1 300 000	975 000	11 501 196	2 000 951	15 777 147

Change of Control(8)	—	—	—	—	—

M.R. MACSWEEN

Resignation	—	—	—	—	—

Retirement(9)	—	—	—	—	—

Termination (Without Cause)	1 080 000	810 000	10 011 995	985 274	12 887 268

Change of Control(7)	1 080 000	810 000	11 107 195	985 274	13 982 468

Change of Control(8)	—	—	—	—	—

S.D.L. REYNISH

Resignation(6)	—	—	4 217 897	—	4 217 897

Retirement	—	—	4 217 897	—	4 217 897

Termination (Without Cause)	1 100 000	825 000	4 217 897	4 997 402	11 140 300

Change of Control(7)	1 100 000	825 000	4 217 897	4 997 402	11 140 300

Change of Control(8)	—	—	4 217 897	3 360 300	7 578 197

(1)
In the case of all the NEOs, for termination with cause, no incremental value will be realized.

(2)
Short-Term Incentives include incremental annual bonus entitlement.

(3)
In the case of Mr. Cowan for termination (without cause), Long-Term Incentive includes the incremental value of "in-the-money" unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90) and the exercise price of the option. Under a change of control with involuntary termination, Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards that vest at termination, calculated in the case of a termination (without cause) noted above, and the incremental value of PSUs and RSUs held, pro-rated for active period of time in plan, that vest at termination, calculated as per the applicable Plan. PSUs are based on the performance level at December 31, 2016.

(4)
In the case of Messrs. Little and MacSween, for termination (without cause), Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a Suncor common share on the TSX as at December 31, 2016 ($43.90) and the exercise price of the option, and the incremental value of PSUs held, calculated as per the PSU Plan and based on performance level at December 31, 2016. Under a change of control with involuntary termination, Long-Term Incentive includes the

60   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

  incremental value of all "in-the-money" unvested option-based awards and the incremental value of PSUs held that vest at termination, calculated as in the case of a termination (without cause) noted above.

(5)
In the event of termination (without cause) each NEO is granted an additional two years of pension service in respect of the notice period under the terms of their respective termination agreements. In addition, with a change in control, any non-vested NEOs would be immediately vested in the SERP. In the event of change in control (voluntary termination), immediate SERP vesting is the only benefit; there are no further incremental pension benefits payable under this scenario.

(6)
In the event of their resignation, Messrs. Williams and Reynish are retirement eligible. The value includes the incremental value of all "in-the-money" unvested option-based awards held that vest as a result of their resignation. The values are calculated as the difference between the closing price of a Suncor common share on the TSX at December 31, 2016 ($43.90) and the exercise price of the option.

(7)
Assumes involuntary termination on change of control.

(8)
Assumes voluntary termination on change of control.

(9)
Messrs. Cowan, Little and MacSween were not eligible for retirement as of December 31, 2016.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2016, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF INCENTIVE PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	29 266 304	35.27	10 937 104

Equity compensation plans not approved by security holders	2 175 904	45.41	—

Total	31 442 208	35.97	10 937 104

The numbers shown beside "Equity compensation plans approved by security holders" refer to options granted under the SOP and the closed Suncor Executive Stock Plan. The numbers shown beside "Equity compensation plans not approved by security holders" refer to the closed Suncor Key Contributor Stock Option Plan. In 2016, there were 3,982,965 options exercised pursuant to Suncor's incentive plans.

Suncor Energy Stock Option Plan. The SOP provides for the grant of stock options to purchase Suncor common shares, as well as the grant of SARs to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings. The maximum number of common shares issuable pursuant to the SOP is 38,601,230 common shares (or 2.3% of the total issued and outstanding common shares on February 24, 2017). If the amendment to the SOP is approved at the meeting, the maximum number of common shares issuable pursuant to the SOP will be 63,601,230 common shares (or 3.8% of the total issued and outstanding common shares on February 24, 2017).

Options entitle the holder to purchase Suncor common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand-alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a Suncor common share on the date of grant. The options and SARs generally have a term of seven

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    61

years with a vesting schedule of one third per year over three years. "Market Value" means the simple average of the daily high and low prices at which Suncor common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.

Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees.

Performance Share Unit Plan. PSUs form a minimum of 50% of the equity component of total direct compensation for executives. A PSU award may pay out based on a vesting level between 0% and 200% of the number of PSUs awarded contingent upon Suncor's performance relative to a peer group of companies over a three-year period. PSUs provide for notional dividend re-investment.

The selection of peer group companies for a PSU grant is based on a number of criteria including size (revenue and market capitalization), industry and business scope (integrated and exploration and production companies), oil weighting, peers of peers (the companies most often used as peer companies) and beta and stock behavior. The selection criterion is reviewed periodically and approved by the HR&CC. The PSU peer group is reviewed annually for new grants, adjusted as appropriate and approved by the HR&CC.

The peer group and related information for the 2015 and 2016 PSU awards are displayed below.

Anadarko Petroleum Corporation	Chevron Corporation	Husky Energy Inc.
Apache Corporation	ConocoPhillips	Imperial Oil Limited
BP plc	Devon Energy Corporation	Marathon Oil Corporation
Canadian Natural Resources Limited	EOG Resources Inc.	Occidental Petroleum Corporation
Cenovus Energy Inc.	Hess Corporation	Total SA

(1)
Percentile rank for Revenue and Assets is based on results reported for the nine months ended September 30, 2016 and as at September 30, 2016, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2016.

(2)
Percentile rank for Market Capitalization is based on results reported as of December 31, 2016. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2016.

62   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Vesting of PSU awards is determined based on Suncor's TSR relative to peer companies and its resulting company grouping rank as displayed in the table below.

Company TSR Rank	Performance Factor (% of PSUs vesting)

1-3	200%

4-5	175%

6-7	150%

8-9	100%

10-11	75%

12-13	50%

14 and below	0%

Following a robust process, at the end of the three-year PSU grant performance period, TSR is measured, company grouping rank and performance factor are determined and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a Suncor common share, as calculated under the PSU Plan provisions.

Since inception in 2004, 36% of PSU grant vesting levels have been below target, including three which were at 0%, 18% were at target and 45% have been above target based on relative TSR performance compared to the peer group. The last three PSU grant vesting levels have been above target, reflecting Suncor's consistently strong TSR relative to peer companies.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines at the compliance date.

Restricted Share Unit Plan. The RSU Plan was established in January 2009 by the HR&CC. Under the plan, RSUs are granted to middle management as part of their competitive compensation and may be granted on a targeted basis and to support attraction and retention of individuals with key skills at the professional, middle management and executive levels. As RSU value is tied directly to Suncor's share price, RSUs serve to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average common share price for the last 20 trading days of the restricted period. Grants under the RSU Plan are administered by the HR&CC or its delegate. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan was amended in 2009 to provide for notional dividend reinvestment for grants after January 1, 2010.

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Closed Plans. The following table provides the key terms of the Suncor equity-based plans that are closed to new grants.

Year Approved	Plan Name(1)	Award Type	No. Outstanding at February 24, 2017 (% of outstanding shares)	Vesting Schedule	Expiry(2)	Performance Conditions

1992	Suncor Executive Stock Plan ("ESP")	Option	440 260 (0.03%)	1/3 per yr over 3 yrs	10 years	No

2000	Petro-Canada Deferred Stock Unit Plans (Eligible Employees of Petro-Canada) ("PCDSU")(3)	DSU	11 972	—	—	No

2004	Suncor Key Contributor Stock Option Plan ("SKCSO")	Option	1 315 016 (0.08%)	1/3 per yr over 3 yrs	10 years	No

2004	Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) ("PCCDSU")(4)	DSU	31 152	—	—	No

(1)
All plans closed effective August 1, 2009.

(2)
Period of time from grant date until maximum expiry. Where no period indicated, award will be automatically redeemed no later than 23 months following termination of employment, unless redeemed earlier under the terms of the respective plan.

(3)
This plan allowed eligible employees (as that term is defined in the plan) to elect to have their bonus payable in the next calendar year in DSUs.

(4)
Members (as that term is defined in the plan) could elect to receive all or a portion of their annual Board retainer and meeting fees in DSUs.

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 2.4% at February 24, 2017. Suncor has no other equity compensation plans involving newly issued securities.

2016 Grant Rate (Run Rate): Stock options granted under the SOP in 2016 of 8,145,400 totaled less than 1% (approximately 0.5%) of shares outstanding at the end of 2016.

Additional Terms of Equity Compensation Plans.

Issuance of Shares under Plans

•
No one person or company is entitled to receive more than 5% of the issued and outstanding Suncor common shares pursuant to all equity-based compensation arrangements.
•
The aggregate number of Suncor common shares which may be reserved for issuance under the SOP and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

64   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

Amendment

•
Each of the SOP, and the closed ESP and SKCSO contains an amendment provision providing that the Board may amend, suspend or terminate the respective plan as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval as mandated by the respective plan including: (a) an increase in the number of securities reserved under the plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder (other than as may be permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment that increases the maximum number of options available for annual grants to non-employee directors.

Impact of Change of Control, Reorganization or Other Event Affecting the Corporation

•
Suncor's equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all Suncor common shares.
•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder's options will not vest upon or in connection with a change of control unless his or her employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder's termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

Termination of Employment

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. In the event of the holder's death, all options become exercisable by the holder's estate and shall expire no later than 12 months after the date of death. In the event of the holder's retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder's options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder's options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder's options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.
•
There are no remaining unvested options under the ESP or the SKCSO. Pursuant to the ESP and the SKCSO, in the event of an employee's involuntary or voluntary termination of employment, vested options expire no later than six months from such termination. Vested options expire no later than 12 months after termination of employment due to death and no later than 36 months after termination of employment due to retirement. If a holder becomes entitled to disability benefits, the holder's right to exercise his or her options shall terminate no later than the expiration of twelve months from the date that is 24 months from the date of commencement of such entitlement.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    65

CLAW BACK POLICY

The Board approved the adoption of a claw back policy for Suncor in 2012. Under the claw back policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the company's financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the company's best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the company's annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, US$200 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers. The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2016, Suncor paid premiums of approximately US$1.73 million for directors and officers insurance for the 12-month period ending July 1, 2017.

ADVANCE NOTICE BY-LAW

In 2015, shareholders confirmed Amended and Restated By-Law No. 2, A By-Law Relating to Advance Notice of Nominations of Directors of the Corporation ("By-Law No. 2"), which establishes a framework for advance notice of nominations of persons for election to the Board. By-Law No. 2 sets deadlines for a certain number of days before a shareholders' meeting for a shareholder to notify the Corporation of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. By-Law No. 2 applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice must be given to the Corporation not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders, notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, notice must be given not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement. Shareholders

66   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

should consult the full text of By-Law No. 2, which is available on Suncor's web site at www.suncor.com and has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As at the date of this management proxy circular, the Corporation had not received any additional director nominations.

CORPORATE GOVERNANCE

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange ("NYSE"). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2015 and 2016 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C to this management proxy circular under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This Statement has been approved by the Board, on the recommendation of its Governance Committee. Suncor's Statement can be found in Schedule C to this management proxy circular.

ADDITIONAL INFORMATION

Additional information relating to Suncor, including financial information, is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2016 and in its MD&A, which are included in our 2016 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com, or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    67

ADVISORIES

This management proxy circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would" and similar expressions.

Forward-looking statements in this management proxy circular and the schedules hereto include references to: the business of and procedure for the annual general meeting; the composition of the Board following the annual general meeting, including that Michael Wilson will become the Board chair at such time; management's expectation that none of the nominees for director will be unable to serve as director; the intended aims of compensation for directors and NEOs; the commitment of the HR&CC to ensuring that senior executive compensation is aligned with shareholders' interests and supports Suncor's near-term and longer-term competitiveness and future success; the HR&CC's belief that there is no excessive pay disparity between Suncor's President and CEO and market pay, given Suncor's size and performance peers; Suncor's belief that the key executive compensation governance practices are consistent with best practice approaches, support Suncor's business objectives and align with shareholder interests; that our counter cyclical acquisitions will provide significant production growth and attractive upside; Suncor's belief that success in its value drivers will drive long-term value for its shareholders; that Suncor is well positioned to continue to deliver strong operational performance and capitalize on competitive differentiators in order to build value for shareholders; estimated values of compensation components and those of the Suncor Compensation Peers; that Suncor's compensation policies and programs do not encourage excessive risk that could have a material adverse effect on Suncor; the HR&CC's conclusion that it does not believe that there are any identified risks arising from the company's compensation policies and practices that are reasonably likely to have a material adverse impact on the company; Suncor's belief that it provides the right balance in its overall rewards program to attract, engage and retain talented, capable executives; expectations regarding the Fort Hills project remaining on schedule with first oil in late 2017; statements relating to the participation agreements for the sale of a combined 49% interest in the East Tank Farm Development with the Fort McKay First Nation and the Mikisew Cree First Nation; the anticipated proceeds of divestments agreed to in 2016; the forecasted savings for the remaining scope of Suncor's in situ well pad program; that the contract re-negotiation and management initiatives which took place in 2016 will remain ongoing through 2017; that Suncor's acquisition of COS will provide substantial value creation for the company over many years; Suncor's efforts respecting environmental performance; Suncor's corporate governance practices and those of the Board of Directors; expectations of employees and Board members; the anticipated timing of the retirement of directors from the Board; and Suncor's belief in diversity amongst Board members and its workforce and plans with respect to diversity.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth

68   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes in environmental and other regulations and policies; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor's control; risks associated with land claims and Aboriginal consultation; risks relating to litigation; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail in Suncor's AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor's audited consolidated financial statements for the year ended December 31, 2016 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information in this management proxy circular is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2016 and the MD&A, which are included in our 2016 Annual Report. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain financial measures in this management proxy circular – namely operating earnings, Oil Sands operations cash operating costs and FFO – are not prescribed by Canadian GAAP. Operating earnings and Oil Sands operations cash operating costs are defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of the MD&A. FFO is defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of the MD&A. FFO was previously referred to as cash flow from operations with the calculation being unchanged from prior years. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    69

SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS

The following table provides details of options held by non-employee directors as at December 31, 2016.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date(1)	Value of unexercised "in-the-money" options(2) ($)

Mel E. Benson	Jul. 31, 2007	4 000	47.34	Jul. 31, 2017	—

	Jul. 29, 2008	4 000	55.86	Jul. 29, 2018	—

W. Douglas Ford(3)	Jul. 31, 2007	4 000	47.34	Jul. 31, 2017	—

	Jul. 29, 2008	4 000	55.86	Jul. 29, 2018	—

John R. Huff	Jul. 31, 2007	4 000	47.34	Jul. 31, 2017	—

	Jul. 29, 2008	4 000	55.86	Jul. 29, 2018	—

Michael W. O'Brien	Jul. 31, 2007	4 000	47.34	Jul. 31, 2017	—

	Jul. 29, 2008	4 000	55.86	Jul. 29, 2018	—

Eira M. Thomas	Jul. 31, 2007	4 000	47.34	Jul. 31, 2017	—

	Jul. 29, 2008	4 000	55.86	Jul. 29, 2018	—

(1)
Subject to extension if the expiry date falls within a trading blackout in accordance with the terms of the SOP and the closed ESP.

(2)
Value of options reported reflects the "in-the-money" amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2016 ($43.90) and the exercise price of the options) held as at December 31, 2016. There were no unexercised "in-the-money" options held by non-employee directors as of such date.

(3)
Mr. Ford retired from the Board on April 28, 2016.

A-1   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS
AND GRANT DATE FAIR VALUES FOR SHARE-BASED AWARDS

The following table provides details of options held by the NEOs as at December 31, 2016. Details of options granted to NEOs subsequent to December 31, 2016 are included in the "Compensation Discussion and Analysis" section of the management proxy circular.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised "in-the-money" options(3) ($)

S.W. WILLIAMS	Jan. 30, 2007	46 000	43.72	Jan. 30, 2017	8 280

President and Chief Executive	Mar. 19, 2007	24 000	40.29	Mar. 19, 2017	86 640

Officer	Feb. 4, 2008	70 000	47.52	Feb. 4, 2018	—

	Jan. 27, 2009	65 000	24.50	Jan. 27, 2019	1 261 000

	Feb. 5, 2010	130 000	31.85	Feb. 5, 2017	1 566 500

	Feb. 7, 2011	200 000	41.24	Feb. 7, 2018	532 000

	Feb. 6, 2012	368 000	34.58	Feb. 6, 2019	3 429 760

	Feb. 15, 2013	380 000	32.46	Feb. 15, 2020	4 347 200

	Feb. 13, 2014	550 000	36.04	Feb. 13, 2021	4 323 000

	Feb. 16, 2015	600 000	38.90	Feb. 16, 2022	3 000 000

	Feb. 15, 2016	795 000	30.21	Feb. 15, 2023	10 883 550

A. COWAN	Aug. 12, 2014	152 800	43.00	Aug. 12, 2021	137 520

Executive Vice President and	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	1 050 000

Chief Financial Officer	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	3 148 700

M.S. LITTLE	Feb. 7, 2011	100 000	41.24	Feb. 7, 2018	266 000

President, Upstream	Feb. 6, 2012	130 000	34.58	Feb. 6, 2019	1 211 600

	Feb. 15, 2013	125 000	32.46	Feb. 15, 2020	1 430 000

	Feb. 13, 2014	210 000	36.04	Feb. 13, 2021	1 650 600

	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	1 050 000

	Feb. 15, 2016	250 000	30.21	Feb. 15, 2023	3 422 500

M.R. MACSWEEN	Jan. 30, 2007	8 400	43.72	Jan. 30, 2017	1 512

Executive Vice President,	Feb. 4, 2008	8 000	47.52	Feb. 4, 2018	—

Major Projects	Feb. 7, 2011	55 000	41.24	Feb. 7, 2018	146 300

	Feb. 6, 2012	100 000	34.58	Feb. 6, 2019	932 000

	Feb. 15, 2013	50 000	32.46	Feb. 15, 2020	572 000

	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	1 257 600

	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	1 050 000

	Feb. 15, 2016	240 000	30.21	Feb. 15, 2023	3 285 600

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    B-1

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised "in-the-money" options(3) ($)

S.D.L. REYNISH	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	1 257 600

Executive Vice President, Strategy &	Feb. 16, 2015	195 000	38.90	Feb. 16. 2022	975 000

Corporate Development	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	3 148 700

(1)
Refers to options granted under the SOP and closed ESP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP and the closed ESP.

(3)
Value reported reflects the "in-the-money" amount between the closing price on the TSX of a Suncor common share on December 31, 2016 ($43.90) and the exercise price of the options held at December 31, 2016.

Grant Date Fair Values for Share-Based Awards

The following table provides the grant date fair values for share-based awards granted to NEOs in 2014, 2015 and 2016.

Name	Year	PSUs ($)	RSUs ($)	DSUs ($)

S.W. WILLIAMS	2016	30.21	—	—

President and Chief Executive Officer	2015	38.90	—	—

	2014	36.04	—	—

A. COWAN	2016	30.21	—	—

Executive Vice President and	2015	38.90	—	—

Chief Financial Officer	2014	43.00	43.00	43.19

M.S. LITTLE	2016	30.21	—	—

President, Upstream	2015	38.90	—	—

	2014	36.04	—	—

M.R. MACSWEEN	2016	30.21	—	—

Executive Vice President,	2015	38.90	—	—

Major Projects	2014	36.04	—	—

S.D.L. REYNISH	2016	30.21	—	—

Executive Vice President, Strategy &	2015	38.90	—	—

Corporate Development	2014	36.04	38.80	36.31

B-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

SCHEDULE C: CORPORATE GOVERNANCE SUMMARY

Throughout this summary, there are references to information available on the Suncor Energy Inc. ("Suncor" or the "Corporation") web site(1). All such information is available at www.suncor.com under the "About Us – Governance" tab. In addition, shareholders may request printed copies of these materials by contacting Suncor at the address on the back of the circular, by calling 1-800-558-9071 or by email request to invest@suncor.com.

Board of Directors – Composition and Independence

The cornerstone of Suncor's governance system is its board of directors (the "Board"), whose duty is to supervise the management of Suncor's business and affairs. The composition of the Board and its independence are important elements of this system. Steven W. Williams, Suncor's President and Chief Executive Officer ("CEO"), is the only member of the Board who is not independent. Following the annual general meeting and assuming that all nominees for director are elected as contemplated in the Circular, 10 of 11 members (91%) of the Board will be independent directors. A short biography of each individual standing for election to the Board can be found starting on page 7 of the Circular.

Suncor's independent directors meet in-camera at the beginning and end of each Board and committee meeting without Mr. Williams or any other member of management present. The Board sessions have been presided over by James W. Simpson, Suncor's independent Board chair, and, after Mr. Simpson's retirement following the annual general meeting, will be presided over by Michael M. Wilson who will assume the role of independent Board chair at such time. The committee sessions are presided over by the independent chairs of the respective committees. The applicable chair then communicates to management any issues or matters discussed at the in-camera meetings requiring management attention.

The Board has approved position descriptions for the Board chair and Board committee chairs, which are available on Suncor's web site. The position description for the Board chair is also set out in Schedule D. These position descriptions supplement the Terms of Reference, as defined below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are recommended by that committee to the full Board.

On an annual basis, the Board reviews and assesses the independence of its members in accordance with criteria it has adopted for this purpose. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor's independence criteria, which are set out in Schedule E, are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 67 of the Circular).

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with Suncor. The Board determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently.

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out on pages 7 to 12 of the Circular. The only directors who sit together on the board of another entity are Mr. Wilson and Ms. Côté, who are both directors of Finning International Inc. The Board has determined that this board interlock does not impair the ability of these directors to exercise independent judgment as members of the Board.

Some members of the Board are involved with companies with which Suncor has business relationships. The Board has reviewed each of these relationships against the independence criteria and has determined that none of these relationships impair the independence of the individual directors: (i) as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor; (ii) any business relationship with Suncor is not material to Suncor or the other company; and (iii) they are not personally involved in negotiating,

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    C-1

managing, administering or approving contracts between Suncor and the other entities on whose boards they serve.

The Board's conflict of interest policy precludes these directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should they be considered by the Board (see "Conflicts of Interest").

Terms of Reference

The Board has adopted terms of reference (the "Terms of Reference"), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board at least annually. They include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties. These major responsibilities, goals and duties range from specific matters, including those that by law must be exercised by the Board, such as the declaration of dividends, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule F.

The Board discharges certain of its responsibilities through its four standing committees: the Audit Committee, the Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee, the Governance Committee and the Human Resources and Compensation Committee ("HR&CC"). Each committee has a mandate, which it reviews annually and updates as appropriate. Any proposal to amend the mandates is reviewed by the Governance Committee for recommendation to the Board. There were no material amendments to any committee mandate in 2016.

The Governance Committee, with input from the Board chair, makes recommendations to the Board regarding committee appointments. In considering the appointment of members to Board committees, the Governance Committee and the Board endeavour to include directors of diverse backgrounds and at least one director with expertise and experience relevant to the committee's key roles.

Except where otherwise specified in the Terms of Reference, Suncor's by-laws or the relevant committee mandate, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, the committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.

The committees also have the authority to conduct independent investigations into matters that fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

The Board delegates day-to-day management of Suncor's business to the CEO and other members of senior management. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated by the Board.

The Board has developed and approved a position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management's relationship with the Board. A copy of the CEO position description is available on Suncor's web site.

The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to "Board Committees", the Terms of Reference and the mandates of the Board committees available on Suncor's web site.

Ethics. The Terms of Reference require the Board, through the CEO, to establish Suncor's standards of conduct, including the Corporation's general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor's standards of business conduct (the "Code") and compliance program (see "Ethical Business Conduct"), and through its assessment and evaluation of the performance of the CEO.

Strategic Planning. One of the Board's major duties is to review with management Suncor's mission, objectives and goals and the strategies and plans for achieving them. The Board also monitors Suncor's progress toward its strategic goals and plans, and revises Suncor's direction where warranted.

The Board is continually updated on the human, technological and capital resources required to implement Suncor's strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor in carrying out its business objectives. Where instructive, this includes a competitive analysis of Suncor against its peers in different facets of its business. The Governance Committee acts as a sounding board for management on key strategic initiatives, and ensures that

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timely Board reviews of these initiatives occur throughout the year.

In addition to the Board's ongoing stewardship over Suncor's strategy, the Board holds a meeting annually which is devoted solely to strategy. The Governance Committee works with management to design this annual strategy meeting, and following the meeting, assesses its effectiveness.

The Board is also responsible for ensuring Suncor has an effective strategic planning process, and on an annual basis reviews Suncor's annual business plan (including Suncor's annual capital budget) and in doing so endorses the strategies reflected in Suncor's long range plan. The Governance Committee provides assistance to the Board by annually assessing Suncor's planning and budgeting processes.

Risk Oversight. Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The Board oversees Suncor's Enterprise Risk Management Program (the "ERM Program"). In accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, assess and report on the significant risks to Suncor's business and management's strategies to address risk.

The Board ensures there are systems in place to effectively identify, monitor and manage the principal risks of Suncor's business, and to mitigate their impact. A principal risk is generally considered to be an exposure that has the potential to materially impact Suncor's ability to meet or support its strategic objectives.

Each year the Board reviews Suncor's principal risks. The Audit Committee annually reviews the governance of the ERM Program and ensures each principal risk is mapped to a Board committee or the full Board as appropriate for oversight. The Audit Committee also reviews and approves the appointment of the vice president responsible for Suncor's enterprise risk and internal audit function, who reports directly to the Audit Committee regarding enterprise risk management matters.

The following table sets forth Suncor's principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight, as well as highlighting the role of the Board and the Audit Committee in reviewing the principal risks.

Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC

Principal Risk Review	✓	✓

Commodity Price	✓

Government/Regulatory Policy and Effectiveness				✓

Major Operational Incident (Safety, Environmental and Reliability)	✓			✓

Carbon Risk	✓			✓

Market Access			✓

Information Security			✓

Project Execution	✓

Change Capacity					✓

Members of the Board question management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, assessed, mitigated and monitored. The high level of engagement of Board members, as well as their extensive experience, contributes to the effectiveness of the Board's risk oversight, and contributes to the Board's understanding of the interrelationship of risks and any pre-existing conditions

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or vulnerabilities that could have a compounding impact on Suncor.

For a detailed explanation of the significant risks applicable to Suncor and its businesses, see "Risk Factors" in Suncor's Annual Information Form dated March 1, 2017, filed at www.sedar.com.

Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The HR&CC is specifically mandated to assist the Board in this regard by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization's structure as they arise and their impact on executive roles.

The HR&CC annually reviews the succession planning process and results for executive leadership, and reports to the Board on these matters. As part of this process, the CEO, supported by the Senior Vice President, Human Resources, reviews candidates for the CEO and other executive leadership positions, with the HR&CC. In its July 2016 meeting, the HR&CC reviewed and confirmed its support for Suncor's succession and development plans for its senior executive positions. The HR&CC also met in camera to discuss the CEO succession plan. Further, the Board has an emergency CEO succession plan in place, should it be required.

The Board also reviews Suncor's processes for identifying successors for its vice presidents, employees who directly report to its vice presidents, and managers. Successors are identified using a formal process that rigorously assesses leadership potential across Suncor using specific criteria, including employees' performance, aspirations, engagement, agility, experience and capabilities. For a discussion of how Suncor considers diversity in this process, see "Diversity".

The Board encourages the CEO to expose the Board to Suncor's executives and high potential employees, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor's President's Operational Excellence Awards, or when they visit Suncor's facilities (see "Orientation and Continuing Education").

The HR&CC assists the Board in monitoring the CEO's performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.

Communication/Disclosure Policy and Stakeholder Feedback. Suncor has a disclosure policy that establishes guidelines for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. The Code addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contract workers trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer ("CFO"). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of financial reports by the CEO and CFO.

Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability report, webcasts, external web site, social media posts, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, including surveys of shareholders and analysts, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), the management proxy circular, the annual information form/Form 40-F and press releases containing significant new financial information, among other items.

The Board is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders and that these systems are appropriately resourced. Suncor maintains a toll-free phone number as

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well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to attend Suncor's annual meeting and interested parties may attend in person or via webcast. The annual meeting provides a valuable opportunity to hear directly from Suncor's management about the results of Suncor's business and operations, as well as its strategic plans. Members of the Board are in attendance at annual meetings and the Board chair and the chair of each Board committee are available to answer questions as appropriate.

The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, "Interested Parties") on matters of governance, and to that end, has adopted a Shareholder Communication and Engagement Policy (the "Engagement Policy"). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of the Circular, or via email at: invest@suncor.com, subject line: Attention: Chair of the Board / Chair of [Insert Board Committee Name] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board's supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board chair or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.

Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors (the "Accountability Statement"), which is available on Suncor's web site, identifies the key expectations placed on Board members. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2016 are set out on page C-10.

Directors are required to devote sufficient time, effort and energy to their role as a Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Internal Controls. The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor's financial reporting, management information, internal controls of business processes and Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee(1)).

(1)
References throughout this Schedule to "Internal Audit" in relation to the Audit Committee do not include the operations integrity audit department.

The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities and performance of the Internal Auditors. The appointment or termination of the vice president responsible for Internal Audit is reviewed and approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and approves appointees to the office of the CFO.

Board Committees

In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandate of each Board committee is available on Suncor's web site.

Governance Committee. The Governance Committee assists the Board in two main areas: corporate governance; and corporate strategy.

In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends seminars, conferences and meetings on governance and updates the committee on developing trends and practices. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The Corporation's legal function monitors changes in law, administrative policy and stock exchange

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requirements relating to governance, and provides updates to the Governance Committee.

The Governance Committee also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and those principal risks that have been delegated to the committee for oversight, and assists the Board in its strategy role (see "Ethics" and "Strategic Planning", under the heading "Terms of Reference").

The Governance Committee reviews and reports to the Board on directors' compensation. In consultation with the HR&CC and outside advisors, the Governance Committee has developed guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon these recommendations.

Audit Committee. The Audit Committee assists the Board in matters relating to Suncor's external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to internal controls of Suncor's business processes and the Internal Audit function (see "Internal Controls", under the heading "Terms of Reference").

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews with management and external auditors, and as appropriate approves, significant financial reporting matters, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor's annual and quarterly financial statements, annual and quarterly MD&A and annual information form/Form 40-F. The Audit Committee approves quarterly financial statements and quarterly MD&A through authority delegated by the Board and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluators. The Audit Committee reviews and approves the appointment and terms of engagement (including fees) of the reserves evaluators, including their qualifications and independence and any changes in their appointment. Suncor's reserves data and report of the reserves evaluators are annually reviewed by the Audit Committee prior to approval by the full Board.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, and funding and investment strategies of Suncor's registered pension plan. The Audit Committee oversees generally the Board's risk management governance model (see "Risk Oversight", under the heading "Terms of Reference") and also monitors components of Suncor's business conduct code compliance program (see "Ethical Business Conduct").

Members of the Audit Committee are required to be financially literate. All of Suncor's directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Messrs. O'Brien and D'Alessandro and Ms. Bedient to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference.

For additional information about Suncor's Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated March 1, 2017, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management's establishment and maintenance of appropriate EHS&SD policies, and monitoring the adequacy and effectiveness of Suncor's Operational Excellence Management System (an overarching framework to manage operational risk), and related business processes. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits. Suncor's annual Report on Sustainability, a detailed public disclosure document that includes reporting on Suncor's EHS&SD progress, plans and

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performance objectives as well as disclosure on lobbying and carbon risk, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development.

Human Resources and Compensation Committee. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board in consultation with the HR&CC and the Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" in the Circular. See also "Succession Planning and Monitoring/Evaluating Senior Management", under the heading "Terms of Reference".

Orientation and Continuing Education

Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of some of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors' portal.

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor's operations and the communities in which they are located.

The Governance Committee oversees the Board's strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies. In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for presentations from internal or external sources.

The Board's Director Continuing Education Policy also encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board with the approval of the Board chair or chair of the Governance Committee.

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During 2016, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below.

Date	Topic	Presented/Hosted By	Attended By

February 2, 2016	Macro environment overview (Canada/Alberta)	External Speaker	All directors

March, May, September and December, 2016	Various topics relating to compensation and performance metrics	National Association of Corporate Directors	John Gass

April 26, 2016	New director orientation	Management	Patricia Bedient

April 27, 2016	Fossil fuel reputational risk update	Management	All directors

July 26, 2016	Taxation and pensions overview	Management	Patricia Bedient

September 17-20, 2016	Global board leaders' summit	National Association of Corporate Directors	Patricia Bedient

October 5, 2016	Audit and nominating and governance committee chairs advisory council	National Association of Corporate Directors	Patricia Bedient

November 13, 2016	Tour of Fort Hills Project, including tour of relevant sites, meeting with Suncor management and detailed briefings on safety and productivity	Management and employees	All directors

November 15, 2016	Enterprise risk & audit	Management	Patricia Bedient

Ethical Business Conduct

Sound, ethical business practices are fundamental to Suncor's business. Suncor's standards for the ethical conduct of our business are set forth in the Code, which applies to Suncor's directors, officers, employees and contract workers. The Code requires strict compliance with legal requirements and topics addressed in the Code include competition, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations and accounting, reporting and business control. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required annually to complete a Code training course, read a summary of the Code, affirm that he or she understands the requirements of the Code and provide confirmation of compliance with the Code since their last affirmation, or confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. The summary provided includes a message from the President and CEO emphasizing Suncor's values and making it clear that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.

The Board exercises stewardship over the Code in several respects. Suncor's Internal Auditors audit the compliance program annually and the vice president responsible for Internal Audit, who has a direct reporting relationship with the Audit Committee, reports on the audit to that committee.

Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor's commitment to ethics and integrity, and addresses all related legal requirements and best practices. Any waivers of Code requirements for Suncor's executive officers or members of the Board must be approved by the Board or appropriate committee thereof and disclosed. No such waivers were granted in 2016.

Suncor encourages employees to raise ethical concerns with Suncor management and Suncor's legal, corporate

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security, human resources and Internal Audit departments, without fear of retaliation. In addition, Suncor's "Integrity Hotline" provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated pursuant to Suncor's internal investigations policy and protocols. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. Pursuant to the Code, the vice president responsible for Internal Audit is charged with responsibility for maintaining the Integrity Hotline and ensuring that all alleged Code violations are investigated in conjunction with the Chief Compliance Officer and legal counsel.

Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be beneficial. For example, certain employees directly involved with Suncor's international and offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

The Code is available on Suncor's web site.

Conflicts of Interest

The Board has a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Board and Committee Meetings

The Board chair, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for meetings of the Board and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where possible (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. The Board holds at least five meetings per year, one of which is dedicated to strategy. If during the course of the year circumstances require Board or committee action or consideration, additional meetings are called.

The Board chair works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting. Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

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The following provides details about Board and committee meetings held during 2016 and the attendance of the directors at these meetings.

Board and Committees	Number of Meetings Held in 2016

Board	8

Audit Committee	7

EHS&SD Committee	4

Governance Committee	6

HR&CC	5

Number of Meetings and Number of Meetings Attended

Director	Board(1)	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC	Committees (total)	Overall Attendance(4)

Patricia M. Bedient(2)	4/4	5/5	3/3	—	—	8/8	12/12
	(100%)					(100%)	(100%)

Mel E. Benson	8/8	—	4/4	—	5/5	9/9	17/17
	(100%)					(100%)	(100%)

Jacynthe Côté(3)	8/8	7/7	4/4	—	—	11/11	19/19
	(100%)					(100%)	(100%)

Dominic D'Alessandro	8/8	7/7	—	6/6	—	13/13	21/21
	(100%)			(Chair)		(100%)	(100%)

John D. Gass(2)	7/8	—	2/2	3/3	5/5	10/10	17/18
	(88%)				(Chair)	(100%)	(94%)

John R. Huff	8/8	—	4/4	—	5/5	9/9	17/17
	(100%)					(100%)	(100%)

Maureen McCaw	8/8	7/7	—	6/6	—	13/13	21/21
	(100%)					(100%)	(100%)

Michael W. O'Brien	8/8	7/7	—	6/6	—	13/13	21/21
	(100%)	(Chair)				(100%)	(100%)

James W. Simpson(3)	8/8	—	—	—	—	—	8/8
	(100%)						(100%)

Eira M. Thomas	7/8	—	4/4	—	5/5	9/9	16/17
	(88%)		(Chair)			(100%)	(94%)

Steven W. Williams(3)	8/8	—	—	—	—	—	8/8
	(100%)						(100%)

Michael M. Wilson(2)	8/8	3/3	—	6/6	2/2	11/11	19/19
	(100%)					(100%)	(100%)

(1)
Board meetings held on February 2-3, July 27-28 and November 14-15, 2016 are each counted as one meeting for the purpose of the foregoing table.

(2)
Ms. Bedient became a member of the Audit Committee and EHS&SD Committee upon her appointment to the Board on February 24, 2016. On May 1, 2016, Mr. Wilson stepped down as a member of the Audit Committee and became a member of the HR&CC, and Mr. Gass stepped down as a member of the EHS&SD Committee and became a member of the Governance Committee.

(3)
Messrs. Simpson and Williams are not members of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Simpson attended such meetings of the committees of the Board on a non-voting basis as he determined appropriate in his capacity as Board chair. In 2016, Mr. Williams also attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor.

(4)
In-camera meetings without Mr. Williams or any other member of management present were held at each Board and committee meeting held in 2016.

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Nomination of Directors

The Governance Committee conducts the selection process for new nominees to the Board. The Board endeavours to be comprised of individuals representing a diversity of backgrounds, experience and skills. Directors are selected for their integrity, character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. See "Diversity" for a discussion of the Board Diversity Policy (the "Diversity Policy") and how the Board considers diversity in the selection process for nominees to the Board.

Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including: (i) maintaining and updating an inventory of capabilities, competencies, skills and qualities of current Board members and of the Board as a whole; and (ii) identifying capabilities, competencies, skills and qualities desired to be added to the Board, taking pending retirements and the Board's current needs and priorities into account. The role of the CEO in that process is limited and appropriate. The Board has determined that the industry background and functional experience of the Board currently maps well to Suncor's business strategy, as well as its vision to be a trusted steward of valuable natural resources.

The table below lists the competencies of the non-executive directors standing for re-election at the annual meeting, together with their retirement dates in accordance with Suncor's Retirement and Change of Circumstance Policy (the "Retirement Policy"), assuming an annual meeting in late April of their retirement year, based on their ages.

(1)
Dates are in accordance with Suncor's Retirement Policy and indicate the year in which the director must retire, absent exceptional circumstances. See "Mechanisms of Board Renewal".

(2)
Mr. Williams, the only director who is also an executive officer of Suncor, has competencies in the following areas: (i) primary industry background: oil and gas and consumer and industrial products and services; and (ii) skills and experience: CEO experience, finance, operations, project management, technology/IT, public policy/government relations, strategy and economics, human resources and compensation, EHS and social responsibility and governance.

(3)
The Board extended Mr. O'Brien's term of service for one year, until the close of Suncor's 2018 annual general meeting. See "Mechanisms of Board Renewal".

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The above inventory is assessed as required to identify any capabilities, competencies, skills and qualities desired to be added to the Board in light of the Board's current needs and priorities. The Governance Committee uses this assessment as a basis for selection criteria describing the skills, experiences, qualifications, diversity (gender, ethnicity/Aboriginal status, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background) and personal qualities desired in potential new Board members. The Governance Committee identifies candidates from a number of sources, including executive search firms and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering, in addition to the factors listed above, whether each candidate can devote sufficient time and resources to his or her duties as a Board member. The Governance Committee is required to retain an executive search firm or other third party expert to assist in completing reference and background checks on Board candidates. The Governance Committee may also engage these firms and experts to assist in carrying out any of its duties in relation to recruitment. Pursuant to Board policies, the Governance Committee is required to maintain and update as needed, a list of potential Board candidates for planned and unplanned vacancies through the form of an ever-green list.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Governance Committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Mechanisms of Board Renewal

The Board's goal is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy; and an annual evaluation process, each of which is described in detail below. The Board has not adopted term limits for directors, as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board's membership.

Retirement Policy. The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board chair, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension must be granted by the Board. The CEO and other management directors are required to leave the Board when they cease to be employees of Suncor.

In February 2017, in light of Suncor's business needs and the period of significant renewal the Board has experienced in recent years, which is expected to continue in the coming years as a result of upcoming retirements, the Board approved an extension of Michael O'Brien's term, for one additional year, until the close of the 2018 annual general meeting.

Annual Evaluation Process. Suncor's Board Effectiveness Policy establishes an annual process (the "Evaluation Process") whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board chair, committee chairs and individual directors and to identify areas where effectiveness may be enhanced. The Evaluation Process carried out in 2016 showed that all directors and committees, and the Board as a whole, effectively fulfilled their responsibilities.

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) an evaluation form that explores the directors' views and solicits feedback on how well they believe the Board and its committees, including their chairs, are performing (the "Board Effectiveness Survey"); and (ii) a peer feedback survey (the "Peer Survey") that explores the directors' views and solicits feedback on their assessment of other directors' performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills.

The Evaluation Process includes open-ended questions to allow directors to elaborate on their responses and to suggest improvements. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees are functioning as they should in accordance with their mandates. Consideration of the

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appropriateness of the Board's size is also addressed and the size of the Board was confirmed to be appropriate by the directors in 2016. Information obtained from the answers to these questions assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the chair of the Governance Committee and Board chair, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the first Governance Committee meeting in each calendar year and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results and action items at the first meeting of the Board in each calendar year and reports on the progress made on the recommendations throughout the year. All materials distributed to the Governance Committee are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Governance Committee and Board chair. Individual directors receive their personal results.

The Board chair sets up one-on-one meetings with each director to discuss his or her peer review results and to receive input on governance, risk and strategy. The Board chair discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk and strategy to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the Board chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.

Diversity

Board of Directors. A fundamental belief of Suncor's Board is that a Board comprised of women and men representing diverse points of view can add greater value than a Board comprised solely of directors with similar backgrounds. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. This belief in diversity was confirmed in the Diversity Policy adopted by the Board. The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to gender, ethnicity/Aboriginal status, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the Board, including consideration of the number of women who are directors, is an important component of the selection process for new members of Suncor's Board.

The Board has ensured that the Diversity Policy will be effectively implemented by embedding it into its policy for the selection process for new Board members (the "Selection Process Policy"). The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy, including the number of women on the Board. The Governance Committee has emphasized the Board's commitment to the recruitment of women in recent years by making the identification of candidates who are women a key search criterion in the director selection and nomination processes it has undertaken. The Board members also have the opportunity to evaluate, on an annual basis, the effectiveness of the director selection and nomination process, including compliance with the Diversity Policy, through the Evaluation Process.

The Board recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is significant representation of women on the Board. Suncor is a proud supporter of the 30% Club Canada, a not-for-profit organization that is focused on the continued drive towards achieving greater gender balance at all levels, including an aspirational objective of 30% women on boards by 2020. The Board has not, however, established a target regarding the number of women on the Board. The Board has determined that, at this time, a target would not be the most effective way of ensuring it is comprised of individuals with diverse attributes and backgrounds and believes its current make up reflects the principles of diversity set out in the Diversity Policy. The Board is proud that, with 33% women on the Board, it currently exceeds

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the aspirational objective of the 30% Club Canada. Further, following the annual general meeting and assuming that all nominees for director are elected as contemplated in the Circular, 4 of 11 directors (36%) on the Board will be women.

Suncor Management. Suncor believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance.

Suncor recognizes the value of ensuring that the Corporation's employees have diverse attributes, including that it has a substantial number of employees who are women. The Corporation has developed an execution plan to work towards increasing the number of employees who are women throughout the organization, including in leadership positions. One of the objectives of this plan is to ensure there will be highly qualified women within Suncor available to fill vacancies in executive officer and other leadership positions. A particular focus of this work has been to increase the representation of women in operations and maintenance roles, two areas in which women have been traditionally underrepresented in Suncor's industry.

In appointing individuals to its senior leadership team, which is comprised of Suncor's executive officers and senior leaders reporting directly to executive officers, Suncor weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates. The level of representation of women in senior leadership roles is also considered as one such factor.

Currently, one out of nine members (11%) of Suncor's executive leadership team, which is comprised of Suncor's executive officers, is a woman and 15 out of 45 (33%) Suncor senior leaders are women.

At the present time, Suncor has not adopted a target for the number of women in executive officer or senior leadership positions. Instead of adopting a target, Suncor believes the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. This includes regularly assessing formal processes to identify and remove barriers to women's advancement, as well as taking action to build a culture of inclusion throughout the organization.

As part of these efforts, Suncor has formed a Diversity and Inclusion Council which has a mandate of providing cross-enterprise leadership and mentorship in support of increasing diversity and inclusion at Suncor. As part of these efforts, in 2016 Suncor implemented Unconscious Bias and Leadership training to bring awareness to inclusion strategies and principles that can help achieve greater diversity. Suncor also continues to support female employees in networking and development opportunities.

Suncor is committed to other aspects of diversity in addition to its initiatives to foster gender diversity. The Corporation is building a strategy aimed at increasing the participation of Aboriginal Peoples in energy development, including improving Aboriginal workforce development at Suncor as part of Suncor's social goal of building greater mutual trust and respect with the Aboriginal Peoples of Canada.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

•
Approval of Equity Compensation Plans.  Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor's equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 61 of the Circular.

•
Independence Standards.  The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in the Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence.

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SCHEDULE D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the Chair of the Board of Directors of Suncor Energy Inc.:

1.
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

2.
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chair from the role of Chief Executive Officer (CEO).

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chair will be:

•
The Chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chair is not an employee or officer of the Corporation and will be independent of management. The Chair will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of the Corporation and its shareholders.

•
The Chair will preside at meetings of the Board and at meetings of the shareholders of the Corporation, as provided for in the by-laws of the Corporation.

•
The Chair, by standing invitation, is considered an ex-officio of the Board's Standing Committees of which he is not a listed member.

•
The Chair will be kept well informed on the major affairs and operations of the Corporation, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of the Corporation.

The accountabilities of the Chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

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Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the Corporation's relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chair may be requested, from time to time, to attend meetings with outside stakeholders.

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SCHEDULE E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background:

Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chair should be independent.

The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor") determines whether each of its directors is or is not independent.

Independence Policy:

Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria:

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if(1):

•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is Suncor's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor's audit within that time. For the purposes of this point ONLY, "immediate family member" means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

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•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

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SCHEDULE F: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (CEO), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

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Part II: Board Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews the Corporation's annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the Corporation's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

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•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee, and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee ("HR&CC"), and the Environment, Health, Safety & Sustainable Development Committee ("EHS&SD"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's By-laws, each committee shall have the power to determine its own rules of procedure.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    F-3

•
The Audit Committee will consist entirely of outside, independent(3) directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate(4), and at least one member of the Audit Committee must be an audit committee financial expert(5).

•
In general, Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the Board of Directors shall be disclosed in the Corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board. The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor's business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties. The major duties of the Board are to:

1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's capital budget and endorsing the strategies reflected in its long range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

(3)
See note 1

(4)
See Appendix A

(5)
See Appendix A

F-4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation's business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll-free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    F-5

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

F-6   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017

APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Corporation's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Corporation's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2017    App-1

If you are looking for Suncor's 2016 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2016 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1 800 558 9071.

Suncor Energy Inc.
150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
T: 403 296 8000

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EXHIBIT 99.1 Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated March 1, 2017